FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – 2018 First quarter financial results	2

INTERIM MANAGEMENT STATEMENT

JANUARY – MARCH 2018

The financial information related to January-March 2018 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

Telefónica’s accesses base stood at 356.9m at March 2018 (-1% y-o-y) and included 14.8m in wholesale mobile accesses.

Customer value continued to improve, driving average revenue per access growth (+2.5% y-o-y organic in the first quarter) and reducing churn levels (-0.1 p.p.).

Higher-value services maintained elevated growth rates, leveraged on the growing demand for data, speed and content: i) LTE customers totalled 102.9m (+36% y-o-y), with quarterly net additions of 5.4m and a penetration of 40% (+11 p.p. y-o-y); ii) mobile contract accesses (117.5m; +5% y-o-y) reported quarterly net additions of 1.6m (2.5 times y-o-y), representing 43% of the total (+3 p.p. y-o-y); iii) smartphones (+7% y-o-y; 161.6m), with quarterly net additions of 2.9m (+29% vs. October-December 2017), achieved a penetration of 64% (+5 p.p. y-o-y); iv) FTTx/Cable customers (11.5m; +20% y-o-y) posted net additions of 530k (+20% y-o-y) and represented 54% of total fixed broadband accesses (+9 p.p. y-o-y), with a coverage of 45.8m premises passed with proprietary network (+15% y-o-y); and v) pay TV accesses (8.6m; +5% y-o-y) accelerated their quarterly net additions to 137k (92k in October-December 2017; -70k in January-March 2017).

It is important to note that reported variations of the January-March 2018 consolidated financial results reflected the adoption of IFRS 15 and 9 (the financial results in the same period of 2017 are reported under prior accounting standards). Organic variations excluded the impact of the accounting change to IFRS 15 in 2018 results (-€10m in revenues; +€11m in OIBDA). The accounting change to IFRS 9 had no significant impact on the results.

Exchange rate fluctuations in January-March had a negative impact on key financial metrics, mainly the depreciation of the Brazilian real and the Argentine peso against the euro. Thus, in the first quarter of 2018 currencies dragged y-o-y growth of revenues by 8.6 p.p. and OIBDA by 9.2 p.p.

Nevertheless, it should be noted that the negative impact of the depreciation of currencies at OIBDA level has been significantly reduced in terms of cash flow generation, where the negative impact decreased to €26m, as it reduced the payment in euros of CapEx, taxes and interests.

Revenues in the quarter (€12,190m) decreased 7.2% y-o-y. However, in organic terms, they grew 1.9% vs. January-March 2017, on the back of the strong pace of growth of handset sales (+16.5%) and the positive performance of service revenues (+0.8%).

Mobile data revenues increased 9.5% y-o-y in organic terms and represented 62% of mobile service revenues in the quarter (+4 p.p. y-o-y in organic terms).

Excluding the negative impact of regulation (-1.2 p.p.), revenues would have risen 3.1% y-o-y organic in the first quarter.

In the first quarter, provisions for restructuring costs amounted to €18m (€14m in T. Deutschland and €3m in T. Centroamérica) impacting “personnel expenses” by €4m and “other net income (expense)” by €14m. In the first quarter of 2017, restructuring costs totalled €88m (mainly €76m in T. Espańa and €11m in T. Deutschland).

Operating expenses amounted to €8,533m and decreased 8.7% y-o-y in reported terms. In organic terms, operating expenses increased 1.1% y-o-y in the quarter due to higher “other operating expenses” (+1.4% y-o-y; on higher network expenses and the appreciation of the USD, mainly against the Brazilian real and the Argentine peso), and “supplies” (+1.3% y-o-y; higher handset consumption and the impact of “RLAH” on European operations, despite interconnection savings). Personnel expenses remained stable y-o-y.

The average headcount in January-March 2018 stood at 122,834 employees (-3.2% y-o-y).

The gain on sale of fixed assets in the first quarter (€12m) mainly included the impact on OIBDA of capital gains from the sale of towers in T. Colombia (€8m).

Operating income before depreciation and amortisation (OIBDA) amounted to €3,864m in the first quarter (-3.9% y-o-y).

In organic terms, OIBDA rose 3.3% y-o-y in the quarter, reflecting the positive revenue performance, efficiencies from the transformation process and digitalisation, and synergy capture. Excluding the impact of regulation (-2.2 p.p. in the quarter), OIBDA would have grown by 5.4% y-o-y in organic terms.

Underlying OIBDA climbed to €3,863m in January-March (-5.6% y-o-y) and excluded restructuring expenses (-€18m), tower sales (€8m) and the impact on OIBDA of the accounting change to IFRS 15 (€11m).

OIBDA margin stood at 31.7%, with an expansion of 1.1 p.p. vs. January-March 2017 (+0.4 p.p. in organic terms).

Depreciation and amortisation (€2,227m) decreased by 9.2% y-o-y and included a negative impact of 7.6 p.p. from the evolution of exchange rates (-0.2% y-o-y in organic terms).

Thus, operating income (OI) reached €1,638 in January-March and rose 4.3% y-o-y (+8.2% in organic terms).

Net financial expenses (€381m) decreased 15.0% compared with the first quarter of the previous year, mainly due to the reduction in both debt and cost of debt in European and Latin American currencies.

Tax expenses in the first quarter amounted to €359m and increased 14.3% y-o-y, mainly due to higher profit before tax (€1,259m; +12.1% y-o-y).

Profit attributable to minority interests in the first quarter (€64m) is higher than the same period of the previous year (€30m), mainly due to the profit attributed to minority shareholders of Telxius, following the closing of the 40% stake sale of the company in the fourth quarter of 2017, and the higher results attributed to T. Colombia and T. Deutschland minority shareholders.

In this regard, the profit attributable to ordinary equity holders of the parent in January-March reached €837m (€953m in underlying terms) growing by 7.4% y-o-y (-1.0% in underlying terms).

Basic earnings per share amounted to €0.12 in the first quarter and decreased 13.2% y-o-y, impacted by the result of the hybrid bond tender offer made in March 2018. In underlying terms, this impact is excluded (€0.17; -3.0% y-o-y).

CapEx in January-March 2018 stood at €1,490m (-8.0% reported y-o-y) and included €7m of spectrum in Argentina. In organic terms, CapEx increased by 1.5% and continued to focus on the deployment of UBB networks, and the simplification and digitalisation of processes and systems.

Operating cash flow (OIBDA-CapEx) totalled €2,374m (-1.1% y-o-y). In organic terms, it increased 4.4% reflecting the positive performance of the business and CapEx efficiency.

Interest payments in the quarter (€698m) increased 8.8% y-o-y, mainly due to calendar effects on coupon payments. The effective cost of interest payments in the last twelve months stood at 3.50% as of March 2018, similar to the 3.48% as of March 2017.

Tax payments totalled €21m vs. €149m in January-March 2017, due to larger tax refunds from previous years.

Working capital consumed €939m and reflected mainly CapEx seasonality, prepayment of taxes, site rentals and content, partially offset by the execution of factoring measures on accounts receivable and the extension of payment terms with suppliers or with the factoring company where those had been discounted. This is an improvement of €129m compared with January-March 2017, mainly because of lower consumption from restructurings.

Operations with minority shareholders amounted to €168m (€21m in the first quarter 2017), largely due to the payment of an extraordinary dividend to Telxius shareholders (€166m), mainly associated with the optimisation of its capital structure.

The free cash flow before operations with minority shareholders amounted to €719m in the first quarter (+15.2% vs. the same period 2017) and the free cash flow reached €550m (-8.7% y-o-y).

Net financial debt at March 2018 (€43,975m) decreased by €255m compared with December 2017 thanks to free cash flow generation (€550m) and the replacement of capital instruments (€226m). On the other hand; i) shareholder remuneration (€224m, including the payment of capital instrument coupons), ii) labour-related commitments (€201m), iii) financial investments (€54m) and iv) other factors (€43m), increased debt.

During the first quarter 2018, Telefónica’s financing activity amounted to approximately €10,692m equivalent (without considering the refinancing of commercial paper and short-term bank loans) and focused on maintaining a solid liquidity position, and refinancing and extending debt maturities (in an environment of low interest rates). Therefore, as of the end of March, the Group has covered debt maturities for the next two years. The average debt life stood at 9.11 years (vs. 8.08 years in December 2017).

The main financing operations of the quarter included:

•	A senior debt issuance of €1,000m was closed in January (maturing in January 2027 and annual coupon of 1.447%).

•	In March, Telefónica Emisiones, S.A.U. closed a USD bond issue in two tranches (750m USD at 20 years and 1,250m USD at 30 years), with coupons of 4.665% and 4.895%, respectively, the latter being the lowest coupon ever paid by Telefónica in an issue in dollars at this term.

•	In March, Telefónica Europe, B.V. launched two transactions simultaneously. Firstly, the issue of deeply subordinated guaranteed fixed rate reset securities guaranteed on a subordinated basis by Telefónica, S.A. for a total amount of €2,250m, divided into two tranches (€1,250m, 5.7 Year Non-Call from the issue date and €1,000m, 8.5 Year Non-Call from the issue date). Secondly, a tender offer for the purchase of existing hybrid bonds in euros and pound sterling, through which a nominal of €1,777m equivalent was purchased, extending the average Non-Call date from 3.2 to 4.7 years, and reducing the average coupon paid by 0.93 basis points, from 5.34% to 4.41%.

•	Also in March, Telefónica, S.A. entered into a syndicated facility agreement for a maximum aggregate amount of €5,500m maturing in 5 years and with two annual extension options, for a maximum maturity of 7 years. This new agreement combines and replaced the following two existing revolving credit facilities: a revolving credit facility for €3,000m maturing in February 2021 and a credit facility for €2,500m maturing in February 2022.

•	Separately, Telefónica Deutschland Holding issued debt instruments in the local market (“Schuldscheindarlehen” and “Namensschuldverschreibung”) maturing up to 15 years and a target volume of €250m, including a tranche via Blockchain technology amounting to €75m with a maturity slightly longer than one year.

Throughout the quarter, Telefónica Group obtained funding by means of extending payment terms with suppliers or with the factoring firm where those had been discounted, for a total of €120m (€367m equivalent in January-March 2017).

Meanwhile, Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of approximately €2,052m at the end of March.

At the end of the quarter, Telefónica maintained undrawn, committed credit lines with different credit institutions for an approximate amount of €12,511m (€11,558m maturing in more than twelve months) which, combined with the cash equivalents position and current financial assets excluding Venezuela, placed liquidity at €20,274m.

Definitions:

Organic growth: Assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period). For organic comparative purposes, this synthetic exchange rate has been fixed at 2,091 VEF/USD at the end of March 2017. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

Underlying growth: Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments. The January-March 2017 results in Venezuela are converted at the synthetic exchange rate set at 2,091 VEF/USD at the close of March 2017.

Digitalisation and Monetisation

(y-o-y changes in organic terms)

In recent years, Telefónica has progressed significantly in its transformation towards becoming a Platform Company, with a strategic focus Digitalisation and Data Monetisation, as an additional catalyst for digital transformation, in which the Company is already a pioneer.

Digitalisation entails going even further in the transformation of the operating model, increasing its efficiency by modernising processes and networks, so that they operate automatically and in real time. All this will enable the Company to offer a genuinely digital value proposition.

Moreover, the new role of CDTO (Chief Digital Transformation Officer) contributes to accelerate the Company’s digital transformation and to maximise its impact on the business, supporting the operating businesses with the implementation of initiatives.

The Company’s E2E Digitalisation Programme is focused on five priorities around the customer:

i. Increase direct interaction with our customers in sales (focus on online sales).

ii. Promote top-ups and sale of additional packages through digital channels.

iii. Increase the efficiency of payment and collection processes, improving the customer experience.

iv. Improve the experience in technical support and services.

v. Enhance the experience we provide in customer service.

The operating businesses are executing these E2E initiatives and their impact on operational KPIs, customer experience and operating expenses is as expected.

The radical automation of processes to convert them into real-time processes is leveraged on the new networks and transformation of systems that continued to progress, with “Full Stack” migration now at 25% over the total customer base (+10 p.p. y-o-y; +2 p.p. vs. December). Thus, the digital capacity indicator reached 61% as of March 2018 (+9 p.p. y-o-y).

Customers are becoming more digital, requesting more data, higher speeds and greater personalisation of products and services and therefore the monetisation opportunities are increasingly greater.

Data traffic continued to grow at elevated rates in mobile networks (+67% y-o-y in the quarter) and fixed networks (+35% y-o-y), driven by two levers: larger customer base with data tariffs and growth in average data consumption. In the mobile network, total LTE traffic (+121% y-o-y) grew on the back of a larger LTE customer base (40% of the total; +11 p.p. y-o-y) with higher average use (+69% after LTE adoption) and ARPU uplift (+10%).Thus, the average mobile data traffic per customer reached 2GB/month (+54% y-o-y) and reflected the transformation of the data offering, focused on increasing the weight of recurrent plans in both prepay and contract, the launch of family plans with data-sharing and the incorporation of digital services such as video, cloud or music. In the fixed network, due to the adoption of fibre and growing demand for video, fibre customers in Spain presented, compared to DSL customers, a higher average data usage (x2.6; 136GB/month) and greater ARPU (+20%).

Telefónica’s priority continued to build next-generation networks in order to provide excellent connectivity, including customer equipment to improve user experience:

•	In 2018 UBB deployment accelerated with a boost in Hispam, where FTTx/cable coverage extended to 7.5m premises passed (+50% y-o-y), in addition to the 19.7m and 18.6m passed premises in Spain and Brazil respectively. Overall, the coverage of the proprietary FTTx/cable network expanded to 45.8m passed premises (+15% y-o-y), and connected customers increased to 11.4m (+20% y-o-y).

•	On the mobile network, LTE network coverage expanded to 73% (+9 p.p. y-o-y) at the end of March (92% in Europe and 66% in Latam) and LTE traffic doubled y-o-y, representing 61% of total traffic. In parallel, the network progressed technologically with 4.5G deployments in Germany, Brazil, Mexico and Colombia, with the optimisation spectrum use and improvement in access speed as the foundations for 5G. Thus, the 5G technological cities programme was created in Spain to coordinate initial deployments to demonstrate capacity, such as the 5G Network Slicing concept presented at the MWC (delivery of specific network capacities to different services over a common infrastructure), supported on the proprietary UNICA network virtualisation platform.

•	The Company continued to incorporate innovation. Thus, the portfolio of single fixed access hardware for all operators performed notably well, the most advanced in the market because of cutting-edge technology (Smart WiFi, 802.11 pre-ax, developments in GPON); and the transformation of the video ecosystem through the global implementation of a unified platform and development of end-user devices for the incorporation of 4K services.

•	At the home level, Smart WiFi is already launched in 6 countries and seeks to become the home service platform, providing excellent experience and reinforcing the FBB proposition through single devices that ensure high-speed connectivity and full coverage, as well as digital interaction through an application to easily and securely manage this connectivity and digital services related to security and parental control.

In this context, Telefónica has committed to a more interactive and digital customer-centric relationship model with the launch of a single application adapted to each operation. Today, this application, which is transforming the way that Telefónica interacts with its customers, both in marketing and support, is already available in Argentina, Brazil and UK and will be deployed in further countries in the coming months. This application is one of the channels through which customers can access Aura. Aura, which has already been launched in six countries, proposes a customer relationship model that, through artificial intelligence, allows customers to use technology in a simple manner to engage with Telefónica products and services, providing a solution that lets customers transparently control and manage their data in an open ecosystem with third parties, for which the customers themselves decide how their own data is used.

Broadband connectivity and services over connectivity revenues continued to increase their weight over the total revenues of the Company and represented 53% of the total in the first quarter 2018 (+3 p.p. y-o-y).

In particular, Digital Services revenues totalled €1,608m in the quarter with a notable growth of 28.6% vs. the same period in the previous year. In light of the different degrees of maturity of the digital services, and view to giving an overview of these services in their entirety, they are structured in the following four blocks:

i. Video revenues in January-March stood at €722m, with a y-o-y change of 1.0%. Pay TV accesses reached 8.6m (+5% y-o-y), with prominent growth in IPTV (+18% y-o-y) and a continuous improvement in content and functional features, driving a reduction in churn (-0.1 p.p.). The launch of “Movistar Series” was announced in February, through which 12 original TV series produced by Movistar will reach over 13 countries in 2018 via the “Movistar TV” (fixed) and “Movistar Play” (OTT) platforms.

ii. Advanced Digital Services, focused on supporting the digital transformation of B2B customers, posted revenues of €305m (+22.5% y-o-y) driven by the positive performance in the Cloud business (133M€; +32.9% y-o-y) and due to greater Security revenues (€93m; +25.4% y-o-y). Of note this quarter, “Multicloud for Businesses” from Microsoft Azure and Amazon Web services have been included in the offering, as well as the creation of the largest global Telco alliance in security (total customers surpassed 1,200m) together with Etisalat, Singtel and SoftBank, which will support the B2B information security business, whose revenues grew 78.1% y-o-y this quarter.

iii. Content contributed €423m to quarterly revenues, with a strong growth of 152.0% y-o-y. Their performance in Brazil has been particularly relevant after the bundling of mobile contents (in-house and third party productions) into flat rates for different mobile segments since the second quarter 2017.

iv. Lastly, Other Digital Services also contributed to revenue growth (+16.1%), primarily driven by the positive performance of the Advertising business.

Telxius

(y-o-y changes in organic terms)

Telxius continued to make progress to become the benchmark provider of telecommunications infrastructures, and reported a solid operational performance in the first quarter 2018.

Revenues amounted to €180m in January-March and rose to 2.0% y-o-y, mainly driven by the tower business (€80m; +9.4% y-o-y), as the cable business decreased 3.1% vs. January-March 2017 mainly due to the euro/dollar appreciation impacting contracts denominated in dollars and a seasonal incoming revenue in the first quarter of 2017. Both effects subtracted 4.0 p.p. in the quarter from Telxius y-o-y revenue growth in the quarter. OIBDA reached €86m (+0.6% y-o-y, the above mention effects subtracted 5 p.p. from y-o-y growth) and the margin stood at 47.6% (-0.7 p.p. y-o-y).

At an operational level, the tenancy ratio in the tower business improved to 1.34x (+0.01x q-o-q and +0.06x vs. January-March 2017) over a base portfolio of 16,312 towers (+24 towers in the first quarter; primarily in Spain and Brazil).

In the cable business, the international managed data traffic improved significantly (+22% y-o-y in IP traffic and +52% bandwidth in Capacity services). Since the end of March 2018, Telxius services can also be commercialised through the new MAREA cable (Spain, USA), state-of-the-art submarine infrastructure. The new BRUSA cable (Brazil, Puerto Rico, USA) remains on target to enter into service during 2018.

CapEx reached €57m (vs. €13m in January-March 2017), reflecting the investment effort in the deployment of the MAREA and BRUSA cables. This investment will significantly decrease in the second half of the year.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	% Chg
Final Clients Accesses	341,785.7	341,347.3	339,843.1	338,997.9	337,921.1	(1.1)
Fixed telephony accesses (1)	37,853.0	37,488.4	37,028.0	36,898.6	36,404.2	(3.8)
Internet and data accesses	21,657.8	21,697.3	21,696.7	21,864.6	21,827.0	0.8
Broadband	21,196.4	21,240.4	21,243.8	21,417.5	21,385.9	0.9
FTTx/Cable	9,580.6	9,960.5	10,511.8	10,961.6	11,491.8	19.9
Mobile accesses	274,055.6	273,886.6	272,742.7	271,766.9	271,084.9	(1.1)
Prepay	162,648.4	161,271.6	158,662.8	155,868.5	153,623.2	(5.5)
Contract	111,407.2	112,615.0	114,079.9	115,898.4	117,461.7	5.4
M2M	14,488.0	15,009.9	15,572.9	16,137.2	16,778.1	15.8
Pay TV	8,219.3	8,274.9	8,375.8	8,467.7	8,604.9	4.7

Wholesale Accesses	18,392.2	18,507.4	18,752.0	19,124.9	19,021.1	3.4
Fixed wholesale accesses	5,087.1	4,887.2	4,689.4	4,460.2	4,222.2	(17.0)
Mobile wholesale accesses (2)	13,305.1	13,620.2	14,062.6	14,664.7	14,798.9	11.2

Total Accesses	360,177.9	359,854.7	358,595.1	358,122.8	356,942.2	(0.9)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Mobile Wholesale accesses have been included since the first quarter 2018 and this information is also given for comparative purposes from January 2017.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures

	2017				2018
	March	June	September	December	March	% Chg
Contract percentage (%)	40.7%	41.1%	41.8%	42.6%	43.3%	2.6	p.p.
Smartphones (‘000)	151,547.7	155,126.7	156,511.5	158,717.7	161,572.5	6.6
Smartphone penetration (%)	59.4%	60.9%	61.8%	63.0%	64.4%	5.0	p.p.
LTE (‘000)	75,458.8	81,604.2	88,978.7	97,534.0	102,910.4	36.4
LTE penetration (%)	29.1%	31.5%	34.6%	38.2%	40.5%	11.4	p.p.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2018	2017	Reported	Organic
Revenues	12,190	13,132	(7.2)	1.9
Internal exp. capitalized in fixed assets	193	208	(7.1)	(1.8)
Operating expenses	(8,533)	(9,348)	(8.7)	1.1
Supplies	(3,317)	(3,730)	(11.1)	1.3
Personnel expenses	(1,570)	(1,818)	(13.7)	0.0
Other operating expenses	(3,647)	(3,800)	(4.0)	1.4
Other net income (expense)	5	29	(84.1)	(39.6)
Gain (loss) on sale of fixed assets	12	8	51.2	(57.7)
Impairment of goodwill and other assets	(2)	(7)	(65.7)	(72.1)
Underlying operating income before D&A (OIBDA)	3,863	4,094	(5.6)	—
Operating income before D&A (OIBDA)	3,864	4,021	(3.9)	3.3
OIBDA Margin	31.7%	30.6%	1.1 p.p.	0.4 p.p.
Depreciation and amortization	(2,227)	(2,451)	(9.2)	(0.2)
Operating income (OI)	1,638	1,570	4.3	8.2
Share of profit (loss) of investments accounted for by the equity method	2	2	19.7
Net financial income (expense)	(381)	(449)	(15.0)
Profit before taxes	1,259	1,123	12.1
Corporate income tax	(359)	(314)	14.3
Profit for the period	900	809	11.2
Attributable to equity holders of the Parent	837	779	7.4
Attributable to non-controlling interests	64	30	111.0
Weighted average number of ordinary shares outstanding during the period (millions)	5,127	5,062	1.3
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.12	0.14	(13.2)
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.17	0.18	(3.0)

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-March 2018 period Telefónica uses a synthetic exchange rate of 256,571 Venezuelan bolivars fuertes per dollar at March 2018.
-	Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€211m in January-March 2018), by the weighted average number of ordinary shares outstanding during the period.

GUIDANCE 2018

2017 Base		2018 Guidance	2018
			Jan - Dec
52,037	Revenues (% Chg YoY)	growing around 1% (in spite of regulation: ~-0.9 p.p.)	1.9%
32.0%	OIBDA margin (Chg YoY)	Expansion of around 0.5 p.p. (despite regulation dragging -1.6 p.p.)	0.4 p.p.
15.7%	CapEx / Sales	Around 15%	12.3%

-	2018 Organic criteria assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period). For organic comparative purposes, this synthetic exchange rate has been fixed at 2,091 VEF/USD at the end of March 2017. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	March 2018	December 2017	% Chg
Non-current assets	93,933	95,135	(1.3)
Intangible assets	17,369	18,005	(3.5)
Goodwill	26,566	26,841	(1.0)
Property, plant and equipment and Investment properties	33,660	34,225	(1.7)
Investments accounted for by the equity method	70	77	(8.1)
Non-current financial assets and other non-current assets	8,369	8,167	2.5
Deferred tax assets	7,899	7,820	1.0
Current assets	20,840	19,931	4.6
Inventories	1,174	1,117	5.1
Current receivables and other current assets	10,800	10,093	7.0
Tax receivables	1,103	1,375	(19.8)
Other current financial assets	2,941	2,154	36.5
Cash and cash equivalents	4,822	5,192	(7.1)
Non-current assets classified as held for sale	1	0	n.m.
Total Assets = Total Equity and Liabilities	114,773	115,066	(0.3)
Equity	27,218	26,618	2.3
Equity attributable to equity holders of the parent and other holders of equity instruments	17,729	16,920	4.8
Non-controlling interests	9,490	9,698	(2.1)
Non-current liabilities	61,820	59,382	4.1
Non-current financial liabilities	48,850	46,332	5.4
Non-current payables and other non-current liabilities	1,749	1,687	3.7
Deferred tax liabilities	2,222	2,145	3.6
Non-current provisions	8,999	9,218	(2.4)
Current liabilities	25,735	29,066	(11.5)
Current financial liabilities	7,053	9,414	(25.1)
Current payables and other current liabilities	14,073	15,095	(6.8)
Current tax payables	2,367	2,341	1.1
Current provisions	2,243	2,216	1.2
Liabilities associated with non-current assets and disposals groups held for sale	—	—	—
Financial Data
Net Financial debt	43,975	44,230	(0.6)

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

March 2018
Non-current financial liabilities	48,850
Current financial liabilities	7,053
Gross Financial Debt	55,903
Cash and cash equivalents	(4,822)
Current financial assets	(2,941)
Positive mark-to-market value of long-term derivative instruments	(2,409)
Other non-current liabilities included in “Trade and other payables”	655
Other current liabilities included in “Trade and other payables”	94
Other assets included in “Non-current financial assets”	(1,773)
Other assets included in “Current trade and other receivables”	(732)
Net Financial Debt (1)	43,975
Gross commitments related to employee benefits	6,362
Value of associated Long-term assets	(782)
Tax benefits	(1,482)
Net commitments related to employee benefits	4,098
Net financial debt plus commitments	48,073
Net Financial Debt / OIBDA	2,67x

Notes:

(1)	Net financial debt includes a positive value of the derivatives portfolio for a net amount of €308m, €3,394m included as financial liabilities and €3,086m included as financial assets.

TELEFÓNICA

CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)

	January - March
	2018	2017	% Var
Cash received from operations	15,069	16,569
Cash paid from operations	(11,729)	(13,036)
Net payments of interest and other financial expenses net of dividens received	(698)	(641)
Net interest and other financial expenses paid	(709)	(655)
Dividends received	11	14
Taxes paid	(21)	(149)
Net cash flow provided by operating activities	2,621	2,743	(4.4)
(Payments)/proceeds on investments in property, plant and equipment and intangible assets	(2,104)	(2,285)
Proceeds from the sale in property, plant and equipment and intangible assets	10	11
Payments on investments in property, plant and equipment and intangible assets	(2,114)	(2,296)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	5	30
Payments on investments in companies, net of cash and cash equivalents acquired	(53)	(6)
Proceeds on financial investments not included under cash equivalents	83	18
Payments on financial investments not included under cash equivalents	(389)	(219)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents, net	(986)	(910)
Government grants received	0	0
Net cash flow used in investing activities	(3,444)	(3,372)	2.1
Dividends paid	(335)	(73)
Proceeds from issue of share capital increase	0	1
(Payments)/proceeds of treasury shares and other operations with shareholders, net	0	0
Operations with other equity holders (1)	170	(135)
Proceeds on issue of debentures and bonds, and other debts	2,612	6,083
Proceeds on loans, borrowings and promissory notes	1,675	1,498
Cancellation of debentures and bonds, and other debts	(2,410)	(1,466)
Repayments of loans, borrowings and promissory notes	(1,070)	(1,210)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(126)	(465)
Net cash used in financing activities	516	4,233	(87.8)
Effect of changes in exchange rates	(64)	51
Effect of changes in consolidation methods and others	1	0
Net increase (decrease) in cash and cash equivalents during the year	(370)	3,655	(110.1)
Cash and cash equivalents at the beginning of the period	5,192	3,736
Cash and cash equivalents at the end of the period	4,822	7,391

Notes:

-	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-March 2018 period Telefónica uses a synthetic exchange rate of 256,571 Venezuelan bolivars fuertes per dollar at March 2018.

1)	Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - March
		2018	2017	% Chg
I	Cash flow from operations	3,340	3,534	(5.5)
II	Net interest payment (1)	(698)	(641)
III	Payment for income tax	(21)	(149)
A=I+II+III	Net cash provided by operating activities	2,621	2,743	(4.4)
B	Net payment for investment in fixed and intangible assets (2)	(2,104)	(2,285)
	Spectrum (3)	(29)	(4)
C=A+B	Net free cash flow after CapEx	518	457	13.1
D	Net payment for financial investment	(353)	(177)
E	Net payment for operations with minority shareholders and treasury stock (4)	(166)	(207)
F=C+D+E	Free cash flow after dividends	(1)	74	(102.0)
G	Effects of exchange rate changes on net financial debt	58	141
H	Effects on net financial debt of changes in consolid. and others	(315)	104
I	Net financial debt at beginning of period	44,230	48,595
J=I-F+G+H	Net financial debt at end of period	43,975	48,766	(9.8)

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - March
	2018	2017	% Chg
OIBDA	3,864	4,021	(3.9)
- CapEx accrued during the period	(1,490)	(1,621)
- Payments related to cancellation of commitments	(201)	(166)
- Net interest payment	(698)	(641)
- Payment for tax	(21)	(149)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	2	7
- Investment In working capital and other deferred income and expenses and Others (2)(5)	(939)	(992)
= Net Free Cash Flow after CapEx	518	457	13.1
+ Payments related to cancellation of commitments	201	166
- Dividends paid to minority shareholders	(168)	(21)
= Free Cash Flow	550	603	(8.7)
Weighted average number of ordinary shares outstanding during the period (millions)	5,127	5,062
= Free Cash Flow per share (euros)	0.11	0.12	(9.8)

Notes:

(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Includes Net Cash received from sale of Real Estate.
(3)	Figures in €m. 2018 includes mainly: 1 in UK, 7 in Argentina, 1 in Colombia and 20 in Costa Rica. In 2017 mainly: 1 in UK, 1 in Colombia and 2 in México.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

(5)	Other deferred expenses include €76m in Q1 17 related to commitments associated with long-term restructuring plans in Spain.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
Currency units per Euro	Jan - Mar 2018	Jan - Mar 2017	March 2018	December 2017
USA (US Dollar)	1.229	1.065	1.232	1.199
United Kingdom (Sterling)	0.883	0.860	0.875	0.888
Argentina (Argentine Peso)	24.165	16.685	24.815	22.518
Brazil (Brazilian Real)	3.988	3.347	4.095	3.968
Chile (Chilean Peso)	739.733	697.988	743.318	737.333
Colombia (Colombian Peso)	3,509.967	3,110.942	3,425.268	3,579.008
Costa Rica (Colon)	702.741	601.323	701.262	686.813
Guatemala (Quetzal)	9.049	7.911	9.115	8.809
Mexico (Mexican Peso)	23.013	21.581	22.508	23.584
Nicaragua (Cordoba)	38.057	31.414	38.385	36.921
Peru (Peruvian Nuevo Sol)	3.978	3.501	3.975	3.888
Uruguay (Uruguayan Peso)	35.025	30.344	34.972	34.551
Venezuela (Bolivar Fuerte) (3)	316,069.669	758.150	316,069.669	43,316.682

(1)	Average exchange rate for the period.
(2)	Exchange rates as of 31/03/18 and 31/12/17.
(3)	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-March 2018 period Telefónica uses a synthetic exchange rate of 256,571 Venezuelan bolivars fuertes per dollar at March 2018.

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	March 2018
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	82%	12%	6%	0%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	March 2018
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities (1)	81%	15%	4%

(1)	Includes positive value of derivatives and other financial debt.

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa3	P-3	Stable	07/11/2016
Fitch[1]	BBB	F-3	Stable	05/09/2016
S&P1	BBB	A-2	Stable	17/05/2016

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

02

TELEFÓNICA ESPAÑA

(y-o-y changes in organic terms)

In the first quarter of 2018 Telefónica España bolstered the y-o-y growth in service revenues (+0.8%) and OIBDA (+0.6%), as well as the increased value of its customer base.

Particularly noteworthy was the sequential churn improvement observed across all services, in a market characterised this quarter by lower promotional activity and tariff upgrades implemented by the main market operators, centred on the “More for More” strategy.

Total “Movistar Fusión” accesses reached 20.9m, 10% more than in March 2017, driven by the growth in mobile accesses (1.3m) and in TV (+500k), while “Movistar Fusión” customers grew by 2% to 4.5m (+34k in the quarter) and accounted for 88% of TV accesses (+6 p.p. y-o-y), 86% of broadband (+2 p.p.) and 81% of mobile contract (+6 p.p.).

Furthermore, it is worth highlighting the continuous progress in the average mobile lines per customer (1.9 vs. 1.7 in March 2017) and in the “Fusión” customer base with TV; 78% (+10 p.p. y-o-y) and UBB fibre; 38%.

‘Fusión’ ARPU (€87.8) growth accelerated to 8% y-o-y (vs. +6% in the previous quarter) on the tariff upgrades and the y-o-y improvement of the customer mix, and churn was reduced by 0.1 p.p. q-o-q to stand at 1.5%.

Net additions in mobile accesses (167k) were the highest since 2010 (vs. 157k in the previous quarter), supported by solid progress in the contract base (+6% y-o-y), with record net additions of 276k accesses, and lower churn (1.5%; -0.1 p.p. y-o-y and q-o-q) in spite of the tariff updates, altogether indicating the benefits from the “totalisation” strategy.

Fixed broadband reached 6.0m accesses and churn improved 0.1 p.p. q-o-q (1.7%), however a quarterly net loss of 6k accesses was posted due to the lower volume of gross additions. Fibre accesses reflected the improved customer quality and maintained strong growth (+14% y-o-y), now representing 59% of broadband base (+7 p.p. y-o-y). Fixed telephony accesses (-4% y-o-y) recorded a net loss of 124k.

Pay TV accesses grew to 3.9m and their growth accelerated to 9% y-o-y (quarterly net additions of 80k, similar to the previous quarter), fostered by a highly compelling commercial offering with exclusive content and features.

Wholesale accesses totalled to 4.1m (-7% y-o-y) with a quarterly loss of 102k accesses, with a noteworthy increase in the NEBA fibre base which more than doubled y-o-y (+146k accesses in the quarter) to reach 996k, 24% of total wholesale accesses (+15 p.p. y-o-y; +4 p.p. q-o-q).

Total premises passed with fibre to the home stood at 19.7m (+500k in the quarter) and connected customer uptake rose to 23% (18% retail and 5% wholesale).

Quarterly revenues rose to €3,098m and recovered y-o-y growth (+1.1%), which was the highest rate since the second quarter 2016 and a sequential improvement of 1.2 p.p. This performance was underpinned by the continuous progress in service revenues for the fifth straight quarter (€3,007m; +0.8% y-o-y, +0.1 p.p. q-o-q) and by the return of growth in handset sales (+14.5% y-o-y).

Consumer revenues in January-March (€1,666m) accelerated y-o-y growth to 2.9% (+1.6 p.p. vs. the previous quarter), reflecting the acceleration in the growth of convergent and non-convergent ARPUs; with greater growth in “Fusión” revenues (+9.5% y-o-y; +1.5 p.p. q-o-q) and an improved trend in non-Fusión revenues (-10.0% y-o-y; +0.9 p.p. q-o-q).

Business revenues (€835m) progressed towards stabilisation (-0.6% y-o-y), with a 2.0 p.p. sequential improvement in their y-o-y performance, driven by both Communications revenues (-2.2%; +2.1 p.p. q-o-q) and IT revenues (+5.2%; +2.7 p.p. q-o-q).

Wholesale and other revenues (€506m; -3.5% y-o-y) reverted their trend, highly affected by the migration of wholesale/MNVO customers (Yoigo and Pepephone) and the regulatory impact related to mobile interconnection rate cut (-36% from the start of February).

Quarterly operating expenses (€1,939m) performance improved (+0.6% y-o-y) vs. the previous quarter (+0.7% y-o-y), primarily because of the reduction in commercial costs in a more rational market.

Supplies (€852m in October-December) increased by 4.4% y-o-y (vs. +3.6% y-o-y in the previous quarter) because of the growth in content costs and expenses driven by higher mobile handset sales in the quarter. The net cost (of wholesale revenues) of content grew by 8% y-o-y.

Personnel expenses (€503m in the quarter) decreased by 4.0% y-o-y, impacted by the savings related to the employment suspension plan (€29m). Headcount at the end of March stood at 27,062 employees (-5% y-o-y).

Other operating expenses (€584m) reverted their trend and decreased by 0.4% y-o-y due to lower commercial expenses.

OIBDA in the first quarter amounted to €1,224m and grew by 0.6% y-o-y leading to OIBDA margin to 39.5% (-0.2 p.p. y-o-y).

CapEx in January-March rose to €346m (+3.9% y-o-y) due to the different phasing of investments, and operating cash flow stood at €878m (-0.7% y-o-y, +2.3 p.p. vs. the previous quarter).

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2018	2017	Reported		Organic
Revenues	3,098	3,066	1.0		1.1
Mobile handset revenues	91	82	11.7		14.5
Revenues ex-mobile handset revenues	3,007	2,985	0.8		0.8
Consumer (1)	1,666	1,620	2.9		2.9
Fusión	1,171	1,070	9.5		9.5
Non-Fusión	495	550	(10.0)		(10.0)
Business	835	840	(0.6)		(0.6)
Communications	650	664	(2.2)		(2.2)
IT	185	176	5.2		5.2
Wholesale and Other (2)	506	525	(3.5)		(3.5)
Internal expenditure capitalized in fixed assets	69	76	(8.7)		(8.7)
Operating expenses	(1,939)	(2,003)	(3.2)		0.6
Supplies	(852)	(816)	4.4		4.4
Personnel expenses	(503)	(601)	(16.2)		(4.0)
Other operating expenses	(584)	(587)	(0.4)		(0.4)
Other net income (expense)	(3)	2	c.s.		c.s.
Gain (loss) on sale of fixed assets	3	4	(18.3)		(18.3)
Impairment of goodwill and other assets	(5)	(1)	n.m.		n.m.
Operating income before D&A (OIBDA)	1,224	1,143	7.0		0.6
OIBDA Margin	39.5%	37.3%	2.2	p.p.	(0.2	p.p.)
CapEx	346	333	3.9		3.9
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	878	810	8.3		(0.7)

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.
(1)	Consumer revenues include residential and SOHO revenues.
(2)	Other revenues include subsidiaries and other.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	% Chg
Final Clients Accesses	36,537.3	36,464.3	36,614.6	36,768.5	36,884.3	0.9
Fixed telephony accesses (1)	9,584.2	9,463.3	9,387.4	9,304.7	9,180.9	(4.2)
Internet and data accesses	6,075.9	6,044.4	6,040.7	6,039.6	6,032.8	(0.7)
Broadband	6,050.9	6,020.1	6,017.6	6,020.3	6,014.7	(0.6)
FTTH	3,127.8	3,213.5	3,309.3	3,423.7	3,550.5	13.5
Mobile accesses	17,261.7	17,289.8	17,419.6	17,576.5	17,743.3	2.8
Prepay	2,135.9	2,000.4	1,905.4	1,793.4	1,683.9	(21.2)
Contract	15,125.7	15,289.4	15,514.1	15,783.1	16,059.3	6.2
M2M	2,015.6	1,974.7	2,020.9	2,015.6	2,083.7	3.4
Pay TV (2)	3,615.6	3,666.8	3,766.9	3,847.6	3,927.3	8.6

Wholesale Accesses	4,442.3	4,377.8	4,295.7	4,221.1	4,119.0	(7.3)
Fibre	426.2	539.7	671.7	849.5	995.8	133.6

Total Accesses	40,979.6	40,842.1	40,910.3	40,989.6	41,003.2	0.1

(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA ESPAÑA

CONSUMER ACCESSES (Fusión + non-Fusión)

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	% Chg
Fixed telephony accesses	7,146.2	7,041.5	6,972.1	6,895.4	6,799.9	(4.8)
Internet and data accesses	5,195.3	5,174.0	5,178.0	5,181.9	5,187.7	(0.1)
Mobile accesses	11,754.9	11,813.6	11,885.8	12,024.8	12,141.4	3.3
Prepay	2,135.9	2,000.4	1,905.4	1,793.4	1,683.9	(21.2)
Contract	9,618.9	9,813.2	9,980.3	10,231.4	10,457.5	8.7
Pay TV	3,615.6	3,666.8	3,766.9	3,847.6	3,927.3	8.6

Total Consumer Accesses	27,711.8	27,695.9	27,802.7	27,949.7	28,056.3	1.2

TOTAL MOBILE ACCESSES

Unaudited figures

	2017				2018
	March	June	September	December	March	% Chg
Contract percentage (%)	87.6%	88.4%	89.1%	89.8%	90.5%	2.9	p.p.
Smartphones (‘000)	10,800.7	11,240.4	11,473.6	11,857.7	12,264.6	13.6
Smartphone penetration (%)	71.3%	73.8%	74.8%	76.4%	78.5%	7.2	p.p.
LTE (‘000)	6,589.6	6,976.3	7,322.8	7,686.2	8,002.5	21.4
LTE penetration (%)	43.2%	45.6%	47.6%	49.4%	51.1%	7.8	p.p.

CONSUMER FUSIÓN

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	% Chg
Fusión Customers	4,379.0	4,374.7	4,384.7	4,426.2	4,460.0	1.8
Fibre 100/300	1,669.1	1,677.9	1,691.3	1,701.8	1,708.5	2.4
IPTV/Satellite	2,970.9	3,071.9	3,218.7	3,347.8	3,470.6	16.8
Mobile add-ons	2,861.6	3,138.5	3,365.9	3,690.9	4,036.7	41.1
Fusión Accesses	18,969.5	19,334.6	19,738.7	20,317.2	20,887.3	10.1

CONSUMER FUSIÓN

Unaudited figures

	2017				2018
	Q1	Q2	Q3	Q4	Q1	% Chg org.
Fusión ARPU (EUR)	81.6	84.8	87.6	86.1	87.8	7.5
Fusión churn	1.4%	1.3%	1.5%	1.6%	1.5%	0.1	p.p.

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	% Chg org.
Fusión ARPU (EUR)	81.6	83.2	84.7	85.1	87.8	7.5
Fusión churn	1.4%	1.4%	1.4%	1.5%	1.5%	0.1	p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	% Chg
Total data traffic (TB)	1,473,501	3,166,713	4,860,008	6,863,956	2,113,454	43.4
Fixed data traffic	1,406,556	3,009,891	4,581,394	6,466,074	1,978,154	40.6
Mobile data traffic	66,944	156,821	278,614	397,882	135,300	102.1

Notes:

-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

03

TELEFÓNICA DEUTSCHLAND

(y-o-y changes in organic terms)

Telefónica Deutschland first quarter results came in on-track for full year guidance, with revenue trends further sequentially improving and sustained OIBDA growth on the back of successful synergy capture and a clear value-over-volume focus in a dynamic yet rational competitive environment. The Company continued to proof its execution strength during the integration process and was ranked #2 in the Connect Mobile Hotline-Test.

Contract mobile customers (21.4m; +3% y-o-y) posted solid net additions in the quarter (+157k) leveraging on the demand for the O2 Free portfolio and strong partner trading (61% of gross additions), which benefitted from the introduction of 4G offers. Prepay customers (21.3m; -11% y-o-y) saw 535k net disconnections as the demand for prepay offers remained affected by the regulatory changes introduced in the summer of 2017. Smartphone penetration continued to grow (+5 p.p. y-o-y to 62%) and LTE accesses increased (15% y-o-y) to 16.1m with LTE penetration reaching 39% (+7 p.p. y-o-y). The average data usage for O2 contract LTE customers was up 56% y-o-y to 2.8 GB per month. O2 Free portfolio continued driving ARPU-up with “M” tariff being the most popular tariff with over 60% share of new customers, data usage of ~6GB per month and average ARPU of ~€25. Retail broadband accesses were slightly lower y-o-y at 2.1m, while VDSL (1.2m; +43% y-o-y) again saw solid traction (92k net additions, up 38% y-o-y). Wholesale DSL (63k) registered 125k net disconnections due to the planned dismantling of the legacy infrastructure.

Revenue (€1,767m in the first quarter; -0.4% y-o-y) trends continued improving and returned to growth excluding regulatory effects (+0.2% y-o-y). Mobile service revenues (€1,287 m; -0.5% y-o-y) reflected the ongoing rotation of the legacy base, an increasing share of partner MSR and headwinds from the European roaming legislation. Ex-regulation, MSR growth trend continued in the quarter (+0.3% y-o-y). Handset revenues amounted to €280m in the quarter (+10.5% y-o-y), mainly driven by an increase in customer demand. Fixed revenues (€199m; -12.3% y-o-y) trends remain unchanged due to the ongoing migration of the wholesale customer base.

Operating expenses (€1,383m in January-March; +0.5% y-o-y) reflected continued market invest into the positioning of the O2 brand and O2 Free portfolio to drive future MSR with a clear focus on value-over-volume. Supplies (€587m) increased 0.4% y-o-y mainly as a result of the higher demand for handsets. Personnel expenses (€152m) increased 2.4% y-o-y reflecting an inflation-related salary adjustment effective 1 January 2018. Other operating expenses reached €644m in the quarter and were broadly stable (+0.1% y-o-y). Restructuring expenses amounted to €14m (€11m in January-March 2017).

OIBDA (€403m in the first quarter) posted a y-o-y growth of 0.7%, with incremental synergies of €35m mainly rollover effects from FTE restructuring and network consolidation (€35m in January-March 2017), while the regulatory drag was -€14m (-€7m in the same quarter last year). OIBDA margin stood at 22.8% in the quarter (+0.3p.p. y-o-y).

CapEx (€197m) was 5.6% lower y-o-y benefiting from incremental CapEx synergies of ~€15m, while network integration, the subsequent LTE rollout and the strategy to bring fibre to the backhaul progressed according to plan.

As such, Operating cash flow (OIBDA-CapEx) was up 7.1% y-o-y to €207m in the first quarter of 2018.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2018	2017	Reported		Organic
Revenues	1,767	1,771	(0.2)		(0.4)
Mobile Business	1,566	1,545	1.4		1.3
Mobile service revenues	1,287	1,292	(0.4)		(0.5)
Data revenues	973	963	1.1		0.9
Handset revenues	280	252	10.8		10.5
Fixed Business	199	223	(10.7)		(12.3)
FBB and new services (1)	153	177	(13.1)		(15.2)
Voice & access revenues	46	46	(1.4)		(1.4)
Internal expenditure capitalized in fixed assets	27	21	24.4		24.4
Operating expenses	(1,383)	(1,383)	(0.1)		0.5
Supplies	(587)	(585)	0.4		0.4
Personnel expenses	(152)	(155)	(2.4)		2.4
Other operating expenses	(644)	(643)	0.1		0.1
Other net income (expense)	(8)	(10)	(12.6)		c.s.
Gain (loss) on sale of fixed assets	0	1	(40.9)		(40.9)
Impairment of goodwill and other assets	—	—	—		—
Operating income before D&A (OIBDA)	403	400	0.8		0.7
OIBDA Margin	22.8%	22.6%	0.2	p.p.	0.3	p.p.
CapEx	197	208	(5.7)		(5.6)
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	207	192	7.9		7.1

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	% Chg
Final Clients Accesses	48,988.0	49,478.7	49,105.1	47,415.8	47,011.3	(4.0)
Fixed telephony accesses (1)	2,000.1	1,987.9	1,979.3	1,979.6	1,968.7	(1.6)
Internet and data accesses	2,312.5	2,297.2	2,284.2	2,281.5	2,265.6	(2.0)
Broadband	2,095.3	2,082.4	2,072.5	2,072.2	2,060.0	(1.7)
FTTx	872.2	959.9	1,062.5	1,151.6	1,243.4	42.6
Mobile accesses	44,675.3	45,193.6	44,841.6	43,154.7	42,777.0	(4.2)
Prepay	23,967.0	24,288.6	23,753.8	21,880.9	21,345.9	(10.9)
Contract	20,708.4	20,905.0	21,087.8	21,273.8	21,431.1	3.5
M2M	830.1	896.8	969.4	1,027.0	1,067.2	28.6
Wholesale Accesses	561.8	428.0	297.9	188.1	63.3	(88.7)

Total Accesses	49,549.8	49,906.7	49,402.9	47,603.9	47,074.6	(5.0)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	% Chg
Contract percentage (%)	46.4%	46.3%	47.0%	49.3%	50.1%	3.7	p.p.
Smartphones (‘000)	24,781.1	25,227.4	25,554.2	25,466.1	25,707.5	3.7
Smartphone penetration (%)	57.0%	57.4%	58.7%	60.9%	62.0%	5.0	p.p.
LTE (‘000)	13,967.6	14,422.0	15,679.2	15,759.1	16,093.5	15.2
LTE penetration (%)	31.9%	32.6%	35.7%	37.4%	38.6%	6.7	p.p.
Mobile churn (quarterly)	1.9%	1.9%	2.1%	3.1%	2.2%	0.2	p.p.
Contract (1)	1.6%	1.5%	1.6%	1.7%	1.7%	0.1	p.p.
Mobile churn (cumulative YTD)	1.9%	1.9%	2.0%	2.2%	2.2%	0.2	p.p.
Contract (1)	1.6%	1.6%	1.6%	1.6%	1.7%	0.1	p.p.
Mobile ARPU (EUR)(cumulative YTD)	9.6	9.6	9.7	9.7	9.8	2.1
Prepay	5.0	5.1	5.1	5.2	5.6	11.4
Contract (1)	15.5	15.5	15.6	15.5	14.8	(4.6)
Fixed data traffic (TB) (cumulative YTD)	709,516	1,399,083	2,063,429	2,794,399	718,369	1.2
Mobile data traffic (TB) (cumulative YTD)	86,423	185,036	295,720	418,086	126,040	45.8

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.

04

TELEFÓNICA UK

(y-o-y changes in organic terms)

Telefónica UK continued to deliver solid results in the first quarter of 2018. As the UK’s leading mobile network carrier, the Company continued to demonstrate the success of its customer-led, mobile-first strategy with sustained leading levels of loyalty and customer spend, as well as robust growth in financials, in spite of continued regulatory impacts and accounting adjustments (IFRS 15: -€18m in Revenues; -€0.2m in OIBDA).

The Company successfully acquired the largest share of airwaves in Ofcom’s latest spectrum auction investing c. €600m to obtain 40MHz of immediately useable 4G spectrum (2.3GHz) and 40MHz of spectrum expected to be used in the launch of 5G (3.4GHz). The investment will provide an immediate improvement to current capacity and provide an enhanced service to an already award-winning network (uSwitch awards February 2018), as well as preparing the network for future technology.

Total mobile accesses were broadly stable y-o-y and remained market-leading at 32.0m including partners on Telefónica UK’s network (7.2m). Own brand contract net additions were 16k (5k ex-M2M) leading to contract base growth of 1.2% y-o-y to 15.8m (64% of the total, +1.3 p.p. y-o-y reflecting market trends), while churn was sustained at 1.0% (practically flat y-o-y excluding the base adjustment in Q1 17 and flat q-o-q) as the Company continued to lead the market in loyalty. Furthermore, the LTE base grew 2.7% y-o-y to 12.8m accesses with a penetration of 60% (+2.3 p.p. y-o-y). In prepay, net quarterly losses were 245k, in line with industry trends.

Revenues continued to grow this quarter to €1,586m, up 2.9% y-o-y (vs. +3.2% in Q4 17) with growing service (particularly MVNO), hardware and non-mobile revenues offsetting continuing regulatory impacts (-1.3 p.p.).

Mobile service revenues sustained growth and reached €1,163m in the quarter (+1.2% y-o-y, +2.8% excluding the regulatory impacts from roaming and MTRs; vs. +1.1% and +2.7% respectively in Q4), with higher average subscriptions and further growth in MVNO revenues offsetting ongoing regulatory impacts.

Handset & other revenues increased 9.1% y-o-y (vs. +9.4% in Q4) to €423m, driven by flagship device sales together with continuing growth from the smart metering programme (SMIP) and B2B ICT solutions.

Operating expenses totalled €1,181m in the quarter (+1.4% y-o-y; +3.1% in Q4). Supplies (€534m) grew 1.5% y-o-y mainly due to the impact of higher cost flagship handsets. Personnel expenses were broadly stable (-0.4% y-o-y) at €107m and other expenses grew 1.8%, totalling €540m, mainly due to continuing network growth.

OIBDA totalled €430m (+6.1%; +3.7% in Q4), reflecting the solid revenue growth in the quarter, more than offsetting the impact of regulatory changes to European roaming charges (-€23m in the quarter) and also benefitting from a reduction in Annual Licence Fee payments. Thus, OIBDA margin was 27.1% (+0.8 p.p. y-o-y).

CapEx amounted to €183m (-16.6% y-o-y) as ongoing network investments are phased throughout the year. In the period, Ofcom confirmed that the Company’s LTE network has fulfilled the regulatory indoor population coverage obligation of 98%.

Operating cash flow (OIBDA-CapEx) increased by 32.9% y-o-y in the period to reach €247m.

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2018	2017	Reported		Organic
Revenues	1,586	1,601	(1.0)		2.9
Mobile service revenues	1,163	1,255	(7.3)		1.2
Data revenues	669	728	(8.2)		0.4
Handset revenues and other	423	346	22.2		9.1
Internal expenditure capitalized in fixed assets	29	29	0.0		2.7
Operating expenses	(1,181)	(1,215)	(2.8)		1.4
Supplies	(534)	(747)	(28.5)		1.5
Personnel expenses	(107)	(111)	(3.0)		(0.4)
Other operating expenses	(540)	(357)	51.2		1.8
Other net income (expense)	(4)	1	c.s.		c.s.
Gain (loss) on sale of fixed assets	—	—	—		—
Impairment of goodwill and other assets	—	—	—		—
Operating income before D&A (OIBDA)	430	416	3.3		6.1
OIBDA Margin	27.1%	26.0%	1.1	p.p.	0.8	p.p.
CapEx	183	225	(18.8)		(16.6)
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	247	191	29.3		32.9

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	% Chg
Fixed telephony accesses (1)	277.2	281.3	281.9	283.9	285.8	3.1
Internet and data accesses	24.0	24.7	24.8	25.3	25.7	7.1
Broadband	24.0	24.7	24.8	25.3	25.7	7.1
Mobile accesses	25,009.3	25,139.7	25,283.0	25,003.9	24,775.3	(0.9)
Prepay	9,375.4	9,427.4	9,477.4	9,203.7	8,959.1	(4.4)
Contract (2)	15,633.9	15,712.3	15,805.6	15,800.2	15,816.2	1.2
M2M	3,330.3	3,373.1	3,434.4	3,358.9	3,370.1	1.2
Wholesale accesses	6,879.0	6,859.0	7,018.0	7,162.0	7,247.1	5.4
Mobile wholesale accesses	6,879.0	6,859.0	7,018.0	7,162.0	7,247.1	5.4

Total accesses	32,189.5	32,304.7	32,607.7	32,475.1	32,334.0	0.4

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

MOBILE ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	% Var
Retail mobile accesses	25,009.3	25,139.7	25,283.0	25,003.9	24,775.3	(0.9)
Wholesale mobile accesses (1)	6,879.0	6,859.0	7,018.0	7,162.0	7,247.1	5.4

Total mobile accesses	31,888.3	31,998.7	32,301.0	32,165.9	32,022.4	0.4

(1)	Mobile Wholesale accesses information has been included since the first quarter 2018 and is also given for comparative purposes from January 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	% Chg
Contract percentage (%)	62.5%	62.5%	62.5%	63.2%	63.8%	1.3	p.p.
Smartphones (‘000)	14,910.2	15,514.3	15,667.9	15,961.0	15,917.8	6.8
Smartphone penetration (%)	71.2%	73.8%	74.3%	76.5%	77.2%	6.0	p.p.
LTE (‘000)	12,438.0	12,592.0	12,611.0	12,891.1	12,773.3	2.7
LTE penetration (%)	57.4%	57.8%	57.7%	59.6%	59.7%	2.3	p.p.
Mobile churn (quarterly)	2.2%	1.5%	1.7%	2.2%	1.9%	(0.3	p.p.)
Contract (1)(2)	1.5%	1.0%	1.0%	1.0%	1.0%	(0.5	p.p.)
Mobile churn (cumulative YTD)	2.2%	1.9%	1.8%	1.9%	1.9%	(0.3	p.p.)
Contract (1)(2)	1.5%	1.2%	1.1%	1.1%	1.0%	(0.5	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	16.1	16.1	16.0	15.9	14.7	0.1
Prepay	7.3	7.1	7.0	6.9	6.8	(2.0)
Contract (1)(2)	26.6	27.0	26.8	26.8	24.2	0.7
Mobile data traffic (TB) (cumulative YTD)	79,926	173,446	280,109	401,489	126,797	58.6

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.
(2)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

05

TELEFÓNICA BRASIL

(y-o-y changes in organic terms)

In the first quarter of 2018, Telefónica Brasil maintained a solid y-o-y growth in revenues and OIBDA, translating into an OIBDA margin of 36.3% (the highest in the last 2 years). The Company also maintained a solid commercial performance in contract LTE, FTTx and IPTV, allowing a continuous improvement in the quality of accesses.

Contract mobile accesses (+11% y-o-y) posted 0.7m net additions in the quarter (+67.3% y-o-y) with a positive performance of gross additions and churn (1.6%, stable y-o-y), leveraged on differential assets and the successful “More for More” strategy. Therefore, the contract market share stood at 41.4% as of March 2018. LTE accesses rose by 48% y-o-y (55% penetration, +18 p.p. y-o-y) and smartphones by 11% (84% penetration, +8 p.p. y-o-y). Thus, total ARPU increased 1.7% y-o-y, leveraged on strong data growth (+15.4% y-o-y).

In fixed retail broadband accesses (7.5m at March; +1% y-o-y) it is worth highlighting the growth in FTTx accesses (+10% y-o-y, quarterly net additions of 102k) after reaching 18.6m premises passed (87 cities passed). IPTV accesses increased by 53% y-o-y (0.4m; 49k net additions in the quarter) after the extension of the service, now available in 59 cities. Thus, the greater weight of FTTx and IPTV customers was translated into a solid y-o-y ARPU growth (+8.5% and +4.4% y-o-y for broadband and pay TV, respectively).

First quarter revenues (€2,705m) increased by 1.0% y-o-y (+0.9% q-o-q), supported primarily by the growth in data and broadband as well as higher handset sales, which more than offset the regulatory impacts (-2.0 p.p. y-o-y).

Mobile service revenues (€1,599m in January-March) increased by 3.5% y-o-y, reflecting the robust growth in data (+17.1% in the quarter) resulting from customer migrations to higher-value plans and from the increased penetration of LTE and smartphone accesses. In fixed revenues (-4.0% y-o-y), it is worth highlighting the solid performance in broadband and new service revenues (+6.5% y-o-y) backed by the growth in fibre revenues (+21.7% y-o-y), which partly offset the negative impact of regulation and the decrease in voice revenues due to fixed-to-mobile substitution.

Operating expenses (€1,740m in the quarter) decreased for the ninth consecutive quarter (-1.9% y-o-y, -0.2% y-o-y in the fourth quarter of 2017) thanks to digitalisation and simplification measures. Supplies (€504m) decreased by 2.8% y-o-y due to lower interconnection expenses and efficiencies resulting from the digitalisation processes. Personnel expenses (€279m) increased by 3.2% y-o-y in the quarter as a result of the annual collective agreement. Other operating expenses (€957m) decreased by 2.8% y-o-y thanks to the capture of efficiencies in customer service and in commercial expenses throughout the quarter.

Thus, OIBDA reached €982m and increased by 4.5% in the quarter (+3.7% y-o-y in the fourth quarter of 2017) with OIBDA margin expanding 1.2 p.p. y-o-y to 36.3%.

CapEx amounted to €388m in the quarter (+16.5% y-o-y, as a result of phasing of investments throughout the year) and is mainly allocated to expanding fibre and 4G networks. Thus, operating cash flow stood at €594m, decreasing by 2.2% y-o-y.

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2018	2017	Reported		Organic
Revenues	2,705	3,165	(14.5)		1.0
Mobile Business	1,696	1,932	(12.2)		4.2
Mobile service revenues	1,599	1,855	(13.8)		3.5
Data revenues	1,239	1,273	(2.7)		17.1
Handset revenues	97	76	26.5		20.8
Fixed Business	1,009	1,233	(18.2)		(4.0)
FBB and new services (1)	458	494	(7.1)		6.5
Pay TV	118	143	(17.4)		(1.5)
Voice & access revenues	432	596	(27.5)		(13.6)
Internal expenditure capitalized in fixed assets	30	37	(18.2)		(2.5)
Operating expenses	(1,740)	(2,102)	(17.2)		(1.9)
Supplies	(504)	(613)	(17.9)		(2.8)
Personnel expenses	(279)	(319)	(12.6)		3.2
Other operating expenses	(957)	(1,170)	(18.2)		(2.8)
Other net income (expense)	(15)	6	c.s.		c.s.
Gain (loss) on sale of fixed assets	(0)	5	c.s.		c.s.
Impairment of goodwill and other assets	2	(6)	c.s.		c.s.
Operating income before D&A (OIBDA)	982	1,104	(11.1)		4.5
OIBDA Margin	36.3%	34.9%	1.4	p.p.	1.2	p.p.
CapEx	388	397	(2.2)		16.5
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	594	707	(16.0)		(2.2)

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	Since 1 July 2017 T. Brasil includes the results of Terra. For organic comparative purposes Terra’s results are included since 1 January 2017.
-	OIBDA before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	% Chg
Final Clients Accesses	97,331.7	97,679.1	97,732.9	97,890.8	97,905.1	0.6
Fixed telephony accesses (1)	14,242.0	14,167.6	14,007.3	13,837.3	13,679.5	(4.0)
Internet and data accesses	7,439.6	7,537.2	7,554.0	7,534.5	7,544.9	1.4
Broadband	7,369.5	7,468.6	7,485.5	7,466.1	7,476.6	1.5
FTTx/Cable	4,226.8	4,365.9	4,472.2	4,541.0	4,643.2	9.9
Mobile accesses	73,988.8	74,327.1	74,553.6	74,931.3	75,089.3	1.5
Prepay	40,171.5	39,652.1	38,897.4	38,168.1	37,599.0	(6.4)
Contract	33,817.3	34,675.0	35,656.2	36,763.2	37,490.3	10.9
M2M	5,271.5	5,590.8	5,845.3	6,312.5	6,664.9	26.4
Pay TV	1,661.3	1,647.2	1,618.0	1,587.7	1,591.5	(4.2)

Total Accesses T. Brasil	97,349.2	97,696.1	97,749.8	97,905.1	97,919.1	0.6

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	% Chg
Contract percentage (%)	45.7%	46.7%	47.8%	49.1%	49.9%	4.2	p.p.
Smartphones (‘000)	50,647.3	52,687.8	53,323.6	54,077.9	56,291.8	11.1
Smartphone penetration (%)	76.0%	78.8%	79.5%	80.5%	83.8%	7.8	p.p.
LTE (‘000)	25,422.1	28,645.5	31,645.4	35,042.6	37,566.4	47.8
LTE penetration (%)	37.0%	41.7%	46.1%	51.1%	54.9%	17.9	p.p.
Mobile churn (quarterly)	3.3%	3.3%	3.4%	3.3%	3.1%	(0.2	p.p.)
Contract (1)	1.6%	1.8%	1.9%	1.7%	1.6%	(0.0	p.p.)
Mobile churn (cumulative YTD)	3.3%	3.3%	3.4%	3.3%	3.1%	(0.2	p.p.)
Contract (1)	1.6%	1.7%	1.8%	1.8%	1.6%	(0.0	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	8.2	8.0	7.8	7.7	7.0	1.7
Prepay	4.1	3.9	3.8	3.7	3.2	(5.5)
Contract (1)	15.4	15.1	14.6	14.4	13.0	0.8
Mobile data traffic (TB) (cumulative YTD)	129,160	286,854	471,023	676,538	228,836	77.2

Fixed telephony ARPU (EUR) (cumulative YTD)	13.7	13.3	12.7	12.3	10.3	(9.9)
Pay TV ARPU (EUR) (cumulative YTD)	28.2	27.5	27.3	26.9	24.7	4.4
Broadband ARPU (EUR) (cumulative YTD)	14.5	14.2	13.9	13.9	13.2	8.5
Fixed data traffic (TB) (cumulative YTD)	3,428,917	7,379,965	11,808,743	16,467,417	4,838,067	41.1

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.

06

TELEFÓNICA HISPAM SUR

(y-o-y changes in organic terms)

T. Hispam Sur posted solid revenues and OIBDA y-o-y growth (+7.6% and +10.8%, respectively) led by a greater penetration of high-value services, tariff updates in Argentina and the favourable macroeconomic environment in the region, which more than offset the negative impact of the competitive intensity in Peru and Chile as well as the reduction of the interconnection rates in Peru.

Mobile accesses amounted to 43.3m and decreased by 5% vs. March 2017, mainly due to the loss of low-value prepay accesses in Argentina. Contract penetration increased to 38% (+2 p.p. y-o-y), LTE accesses to 33% (+13 p.p. y-o-y) and smartphones to 51% (+3 p.p. y-o-y). Therefore, quarterly net additions in contract rose to 159k accesses (-264k accesses in the first quarter of 2017), with a significant improvement in Chile and a return to growth in Peru (positive net additions for the first time over the last 7 quarters).

In fixed accesses, homes connected to FTTx and cable networks rose to 1.8m accesses (173k new accesses connected in the quarter) and premises passed to 6.7m (+604k passed in January-March). Pay TV accesses continued to present a solid y-o-y growth (+7%) with quarterly net additions of 34k accesses (+19k accesses in the first quarter of 2017).

First quarter revenues increased to €1,833m (+7.6% y-o-y) led by mobile data (+9.0%), broadband and new services (+7.3%) and pay TV (+2.8%). Operating expenses increased to €1,342m with a y-o-y growth of 6.8%, mainly due to the inflation impact on personnel and external service expenses in Argentina, offset by efficiency measures across the region.

OIBDA reached €517m in the quarter (+10.8% y-o-y). OIBDA margin stood at 28.2% (+0.8 p.p. y-o-y).

CapEx amounted to €251m in March (+4.0% y-o-y), mainly allocated to FTTx and cable deployment and to 4G expansion.

Operating cash flow (OIBDA-CapEx) amounted to €266m in the quarter (+17.7% y-o-y).

Telefónica Argentina continued posting solid revenues and OIBDA y-o-y growth (+24.9% and +54.0%, respectively), primarily as a result of a progressive increase in ARPU (growth in high-value accesses and gradual tariffs update) and lower inflation levels. In April, the Company unified its brands under the “Movistar” trademark for B2C and SME customers.

Mobile accesses (18.8m) decreased by 7% y-o-y, affected by a loss in low-value prepay accesses, despite a solid growth in the high-value segments: contract accesses (7.6m) increased by 5% after posting 37k net additions (+34k accesses in the first quarter of 2017) and LTE base grew 61% y-o-y (penetration of 37%, +16 p.p. y-o-y), after expanding the 4G coverage to 79%.

Retail broadband accesses (1.6m; -10% y-o-y) reflected a loss in copper accesses and an improvement of the customer base quality led by an increase in FTTx accesses, which amounted to 295k in March (218k connected in FTTH), after reaching a coverage of 1.4m premises passed (858k premises passed with FTTH).

Revenues in the quarter (€755m) grew by 24.9% y-o-y, leveraged by a growth in the mobile and fixed business. Mobile service revenues (€427m in the quarter) increased by 21.7% y-o-y, driven by the growth in high-value accesses and ARPU (+31.3% y-o-y on the migration to higher-value plans and tariff updates). Data revenues increased by 38.6% y-o-y following a 69% expansion in data traffic. Handset revenues grew by 66.7% y-o-y as a result of the increase in gross additions with a handset, a higher-end devices mix and handset sales with margin. Fixed business revenues (€255m) accelerated to 21.7% y-o-y, with the highlight being the growth of the broadband and new services revenues (€153m; +19.3% y-o-y), with an increase in ARPU of 26.1% y-o-y.

Operating expenses in January-March stood at €519m (+15.1% y-o-y; +31.9% in the fourth quarter of 2017), affected by the inflation impact on personnel expenses and external services. OIBDA rose to €245m (+54.0% y-o-y; +14.6% in the fourth quarter of 2017), positively impacted by the Universal Service adjustment. The OIBDA margin stood at 32.4% (+6.1 p.p. y-o-y).

CapEx stood at €124m in the quarter (including €7m of investments in the 2.5 GHz spectrum) and increased by 12.2% y-o-y, primarily allocated to expanding the fibre network. Operating cash flow (OIBDA-CapEx) stood at €121m in the quarter (+132.4% y-o-y).

Telefónica Chile held its competitive position, focusing on service quality and customer propositions, which enabled the growth acceleration in contract accesses. The financial results continued to be affected by the high commercial intensity, even though the OIBDA displayed a noticeable improvement in its y-o-y change (-4.3% vs. -14.5% in the fourth quarter of 2017).

Mobile accesses stood at 9.0m (-1% y-o-y) with an increase in the contract penetration to 37% (+2 p.p. y-o-y) following a growth in its base of 5%. Contract net additions were positive for a third consecutive quarter (+91k accesses vs. +5k accesses in the first quarter of 2017) as a result of the churn improvement (2.2%, -0.2 p.p. y-o-y) and the acceleration in gross additions (+18% y-o-y) due to the success of the new commercial plans (90% of the customers already migrated following the launch of new plans in August 2017). Furthermore, smartphones increased by 13% y-o-y (40% penetration, +5 p.p. y-o-y) and LTE accesses by 47% (32% penetration, +10 p.p. y-o-y), as LTE coverage reached 82%.

Retail broadband accesses (1.1m) remained stable y-o-y, while the quality of accesses continued to grow as the FTTx deployment reached 1.4m premises passed (108k passed in the quarter), with 379k connected (19k in the quarter). The number of accesses connected with FTTH rose to 187k (642k premises passed with FTTH). Additionally, pay TV accesses (674k) rose by 3% y-o-y.

Revenues (€526m) remained broadly stable y-o-y (-0.3%; -1.1% in the fourth quarter of 2017). Mobile service revenues

(€230m) decreased by 8.3% y-o-y in the quarter, impacted by a reduction in ARPU due to the competitive intensity and after the migration of customers to new contract plans. Handset revenues (€79m) increased by 58.2% due to the push in this area and higher gross additions with associated devices in contract. Fixed business revenues (€217m) decreased by 1.0% y-o-y in the quarter, notwithstanding the growth in revenues from fixed broadband and new services (€110m; +3.4%) and pay TV (€58m; +0.7%).

Operating expenses (€380m in the quarter) increased by 2.1% y-o-y (+8.0% y-o-y in the fourth quarter of 2017) explained by a higher handset consumption (more than offset by higher handset revenues) as well as network and systems expenses, which were partially offset by the efficiencies achieved in the structural expenses. OIBDA stood at €153m and decreased by 4.3% y-o-y (-14.5% in the fourth quarter of 2017). OIBDA margin stood at 29.2% in January-March (-1.2 p.p. y-o-y).

CapEx amounted to €76m (-6.8% y-o-y) and was primarily allocated to fibre deployment and LTE expansion. Operating cash flow (OIBDA-CapEx) stood at €77m in January-March (-1.7% y-o-y).

Telefónica Perú reported solid commercial results in the first quarter, with positive net additions in contract (for the first time over the last 7 quarters) and posted the highest level of gross additions in TV for the past 2 years, in a highly competitive environment. Financial results (-9.0% and -34.9% y-o-y in revenues and OIBDA, respectively) continued to be affected by the competitive environment and regulatory changes (new single termination rate with a 65% reduction).

Mobile accesses decreased of 7% y-o-y, although improved when compared to the previous quarter (-11%). In prepay, net additions reached 44k accesses (-378k in the first quarter of 2017) and, in contract, 28k accesses (-310k in the first quarter of 2017), leveraged on a differential commercial offering with exclusive services such as “Movistar Play” and the launch of the “Movistar Prix” benefit programme. Net portability was also positive in the quarter due to contract performance (+104k accesses vs. +35k accesses in the previous quarter) and the slowdown in prepay portability loss. Smartphones grew by 1% y-o-y and 4G accesses by 57% (27% penetration; 72% coverage).

Retail broadband accesses (1.8m; +7% y-o-y) posted quarterly net additions of 26k accesses (+16k accesses in the first quarter 2017), and continued to improve the customer base quality with a growth in FTTx and cable accesses (+37% y-o-y to 1.2m connected; 103k connected in the quarter). Premises passed with FTTx and cable rose to 4.0m (283k passed in the first quarter of 2018). Pay TV (1.4m) grew by 9% y-o-y with 45k net additions in January-March (+22k in the first quarter of 2017) thanks to the differential content added to the portfolio in the quarter with the launch of a TV series channel and music services.

Revenues stood at €501m in the first quarter (-9.0% y-o-y, -7.8% in the fourth quarter 2017), negatively affected by regulatory changes (-2.7 p.p. in the y-o-y growth). Mobile service revenues (€192m) decreased by 13.1% y-o-y, affected by lower tariffs due to the aggressive competitive environment and new mobile termination rates. Fixed business revenues in the quarter (€244m) decreased by 3.0% y-o-y due to lower voice revenues (-8.4% y-o-y) and the change in the commercialisation of fixed equipment; although this was offset in part by the positive performance of pay TV (+4.5% y-o-y).

Operating expenses (€410m in the quarter) decreased by 0.1% (-1.4% in the fourth quarter of 2017) due to the impact of the new termination rates that offset the impact associated with the growth of the commercial activity. Thus, OIBDA stood at €98m in the first quarter, decreasing by 34.9% y-o-y (-20.5% in the fourth quarter 2017). OIBDA margin stood at 19.6% (-7.2 p.p. y-o-y).

CapEx (€48m) was stable vs. the first quarter of 2017 and was focused on improving service quality, increasing 4G coverage and deploying high-speed networks. Consequently, operating cash flow (OIBDA-CapEx) amounted to €51m at March 2018 (-53.1% y-o-y).

TELEFÓNICA HISPAM SUR

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March		% Chg
	2018	2017	reported	organic
Revenues	1,833	2,117	(13.4)	7.6
Telefónica Argentina	755	876	(13.8)	24.9
Telefónica Chile	526	561	(6.3)	(0.3)
Telefónica Perú	501	620	(19.3)	(9.0)
Telefónica Uruguay	56	65	(13.7)	(0.3)
Others & eliminations	(4)	(5)	(14.1)	13.6

Service revenues	1,611	1,963	(17.9)	5.2
Telefónica Argentina	682	813	(16.1)	21.7
Telefónica Chile	447	519	(13.9)	(5.0)
Telefónica Perú	436	575	(24.2)	(8.0)
Telefónica Uruguay	50	60	(16.6)	(1.7)
Others & eliminations	(4)	(5)	(13.9)	13.9

OIBDA	517	585	(11.6)	10.8
Telefónica Argentina	245	231	5.8	54.0
Telefónica Chile	153	174	(11.9)	(4.3)
Telefónica Perú	98	156	(37.1)	(34.9)
Telefónica Uruguay	21	23	(9.4)	4.0
Others & eliminations	—	—	—	—

CapEx	251	296	(15.2)	4.0
Telefónica Argentina	124	151	(18.0)	12.2
Telefónica Chile	76	87	(12.0)	(6.8)
Telefónica Perú	48	54	(11.7)	0.0
Telefónica Uruguay	4	5	(24.1)	(12.4)
Others & eliminations	—	—	—	—

Spectrum	7	—	—	—
Telefónica Argentina	7	—	—	—
Telefónica Chile	—	—	—	—
Telefónica Perú	—	—	—	—
Telefónica Uruguay	—	—	—	—
Others & eliminations	—	—	—	—

OpCF (OIBDA-CapEx)	266	288	(7.8)	17.7
Telefónica Argentina	121	80	50.4	132.4
Telefónica Chile	77	87	(11.8)	(1.7)
Telefónica Perú	51	103	(50.5)	(53.1)
Telefónica Uruguay	17	18	(5.5)	8.4
Others & eliminations	—	—	—	—

TELEFÓNICA HISPAM SUR

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2018	2017	reported		organic
Revenues	1,833	2,117	(13.4)		7.6
Mobile Business	1,120	1,300	(13.9)		8.2
Mobile service revenues	898	1,146	(21.7)		4.2
Data revenues	535	633	(15.5)		9.0
Handset revenues	222	154	44.0		37.5
Fixed Business	713	817	(12.7)		6.7
FBB and new services revenues (1)	380	437	(12.9)		7.3
Pay TV revenues	133	144	(7.7)		2.8
Voice & access revenues	200	237	(15.4)		7.8
Internal expenditure capitalized in fixed assets	18	23	(20.3)		(4.0)
Operating expenses	(1,342)	(1,558)	(13.8)		6.8
Supplies	(513)	(592)	(13.3)		4.5
Personnel expenses	(271)	(328)	(17.5)		8.6
Other operating expenses	(558)	(638)	(12.4)		8.0
Other net income (expense)	8	2	n.m.		n.m.
Gain (loss) on sale of fixed assets	(0)	(0)	86.3		110.5
Impairment of goodwill and other assets	—	—	—		—
Operating income before D&A (OIBDA)	517	585	(11.6)		10.8
OIBDA Margin	28.2%	27.6%	0.6	p.p.	0.8	p.p.
CapEx	251	296	(15.2)		4.0
Spectrum	7	—	—		—
OpCF (OIBDA-CapEx)	266	288	(7.8)		17.7

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA HISPAM SUR

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	% Chg
Final Clients Accesses	60,569.0	59,760.0	59,093.9	58,419.9	57,783.3	(4.6)
Fixed telephony accesses (1)	8,209.7	8,137.8	8,044.3	7,938.5	7,811.1	(4.9)
Internet and data accesses	4,687.0	4,687.4	4,688.0	4,656.1	4,611.4	(1.6)
Broadband	4,565.4	4,566.1	4,567.1	4,535.4	4,492.4	(1.6)
FTTx/Cable	1,246.5	1,297.3	1,514.7	1,656.2	1,829.2	46.7
Mobile accesses	45,718.0	44,955.8	44,352.3	43,775.1	43,276.3	(5.3)
Prepay	29,273.2	28,787.5	28,344.3	27,631.8	26,973.7	(7.9)
Contract	16,444.7	16,168.3	16,008.0	16,143.3	16,302.6	(0.9)
M2M	1,082.3	1,126.1	1,164.9	1,199.8	1,240.2	14.6
Pay TV	1,954.3	1,979.1	2,009.4	2,050.3	2,084.6	6.7

Total Acceses Hispam Sur	60,594.7	59,785.4	59,134.0	58,445.9	57,808.9	(4.6)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	% Chg
Contract percentage (%)	36.0%	36.0%	36.1%	36.9%	37.7%	1.7	p.p.
Smartphones (‘000)	21,113.6	20,799.2	21,267.5	21,650.2	21,331.4	1.0
Smartphone penetration (%)	47.9%	48.1%	49.9%	51.5%	51.4%	3.5	p.p.
LTE (‘000)	8,761.2	9,542.5	10,383.5	12,529.0	13,713.1	56.5
LTE penetration (%)	19.6%	21.8%	24.0%	29.4%	32.6%	13.0	p.p.

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2018	2017	% Chg		% Organic Chg
Revenues	755	876	(13.8)		24.9
Mobile Business	500	573	(12.8)		26.7
Mobile service revenues	427	510	(16.3)		21.7
Data revenues	266	278	(4.3)		38.6
Handset revenues	73	63	15.8		66.7
Fixed Business	255	302	(15.8)		21.7
FBB and new services (1)	153	185	(17.4)		19.3
Voice & access revenues	102	117	(13.3)		25.6
OIBDA	245	231	5.8		54.0
OIBDA margin	32.4%	26.4%	6.0	p.p.	6.1	p.p.
CapEx	124	151	(18.0)		12.2
Spectrum	7	—	—		—
OpCF (OIBDA-CapEx)	121	80	50.4		132.4

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	% Chg
Final Clients Accesses	26,370.4	25,981.8	25,770.2	25,077.2	24,507.7	(7.1)
Fixed telephony accesses (1)	4,374.3	4,314.5	4,221.9	4,120.8	4,023.4	(8.0)
Fixed wireless	233.3	227.7	221.8	206.1	192.9	(17.3)
Internet and data accesses	1,841.0	1,802.5	1,758.9	1,700.6	1,648.5	(10.5)
Broadband	1,800.5	1,762.6	1,720.3	1,663.5	1,613.5	(10.4)
FTTx	75.8	133.6	192.7	243.8	294.7	n.m.
Mobile accesses	20,155.1	19,864.8	19,789.4	19,255.9	18,835.8	(6.5)
Prepay	12,936.0	12,561.7	12,386.1	11,717.1	11,259.6	(13.0)
Contract	7,219.1	7,303.1	7,403.3	7,538.7	7,576.2	4.9
M2M	546.2	581.0	588.0	596.6	614.3	12.5

Total Accesses	26,390.8	26,002.0	25,805.1	25,098.1	24,528.1	(7.1)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	% Chg
Contract percentage (%)	35.8%	36.8%	37.4%	39.2%	40.2%	4.4	p.p.
Smartphones (‘000)	9,194.8	8,789.6	9,195.1	9,253.8	8,879.0	(3.4)
Smartphone penetration (%)	47.2%	45.9%	48.2%	49.9%	49.0%	1.8	p.p.
LTE (‘000)	4,136.7	4,707.5	5,363.2	6,387.8	6,673.1	61.3
LTE penetration (%)	21.1%	24.4%	27.9%	34.2%	36.6%	15.5	p.p.
Mobile churn (quarterly)	3.4%	3.1%	2.9%	3.1%	3.2%	(0.2	p.p.)
Contract (1)	1.2%	1.2%	1.2%	1.1%	1.1%	(0.2	p.p.)
Mobile churn (cumulative YTD)	3.4%	3.2%	3.1%	3.1%	3.2%	(0.2	p.p.)
Contract (1)	1.2%	1.2%	1.2%	1.2%	1.1%	(0.2	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	8.6	8.7	8.4	8.5	7.8	31.3
Prepay	2.5	2.6	2.6	2.7	2.4	39.6
Contract (1)	21.0	21.0	19.9	19.7	16.7	14.8
Mobile data traffic (TB) (cumulative YTD)	42,378	92,707	153,286	220,535	71,626	69.0

Fixed telephony ARPU (EUR) (cumulative YTD)	8.6	9.5	9.1	9.4	8.5	42.0
Broadband ARPU (EUR) (cumulative YTD)	20.8	21.7	21.3	21.2	18.1	26.1
Fixed data traffic (TB) (cumulative YTD) (2)	296,597	636,815	1,018,913	1,420,297	425,127	43.3

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2018	2017	% Chg		% Organic Chg
Revenues	526	561	(6.3)		(0.3)
Mobile Business	308	329	(6.2)		0.2
Mobile service revenues	230	287	(20.1)		(8.3)
Data revenues	119	147	(18.8)		(8.8)
Handset revenues	79	42	89.0		58.2
Fixed Business	217	232	(6.4)		(1.0)
FBB and new services (1)	110	112	(2.4)		3.4
Pay TV	58	61	(4.5)		0.7
Voice & access revenues	50	59	(15.9)		(10.9)
OIBDA	153	174	(11.9)		(4.3)
OIBDA margin	29.2%	31.1%	(1.9	p.p.)	(1.2	p.p.)
CapEx	76	87	(12.0)		(6.8)
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	77	87	(11.8)		(1.7)

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	% Chg
Final Clients Accesses	12,210.5	12,142.9	12,248.6	12,227.9	12,061.9	(1.2)
Fixed telephony accesses (1)	1,380.5	1,365.1	1,350.5	1,326.5	1,289.1	(6.6)
Internet and data accesses	1,138.8	1,162.9	1,170.4	1,160.8	1,141.9	0.3
Broadband	1,088.1	1,111.6	1,118.6	1,108.5	1,089.2	0.1
FTTx	329.0	341.9	354.3	360.0	379.0	15.2
Mobile accesses	9,034.4	8,945.3	9,044.6	9,056.6	8,957.4	(0.9)
Prepay	5,891.1	5,817.3	5,889.7	5,849.2	5,658.8	(3.9)
Contract	3,143.3	3,128.0	3,154.9	3,207.4	3,298.5	4.9
M2M	377.8	387.0	405.6	409.5	422.1	11.7
Pay TV	656.8	669.7	683.1	684.0	673.6	2.5

Total Accesses	12,215.7	12,148.1	12,253.8	12,233.0	12,067.0	(1.2)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	% Chg
Contract percentage (%)	34.8%	35.0%	34.9%	35.4%	36.8%	2.0	p.p.
Smartphones (‘000)	2,962.3	2,894.6	2,933.0	3,285.8	3,344.5	12.9
Smartphone penetration (%)	35.3%	35.0%	35.1%	39.3%	40.5%	5.1	p.p.
LTE (‘000)	1,837.2	1,879.7	2,210.6	2,517.2	2,700.0	47.0
LTE penetration (%)	21.2%	22.0%	25.6%	29.1%	31.6%	10.4	p.p.
Mobile churn (quarterly)	3.3%	3.4%	3.0%	3.4%	3.4%	0.1	p.p.
Contract (1)	2.4%	2.6%	2.7%	2.6%	2.2%	(0.2	p.p.)
Mobile churn (cumulative YTD)	3.3%	3.3%	3.2%	3.2%	3.4%	0.1	p.p.
Contract (1)	2.4%	2.5%	2.6%	2.6%	2.2%	(0.2	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	10.1	9.8	9.5	9.3	8.5	(11.0)
Prepay	2.9	2.8	2.6	2.6	2.3	(15.6)
Contract (1)	26.6	25.8	25.2	24.7	22.1	(12.1)
Mobile data traffic (TB) (cumulative YTD)	42,969	92,426	150,683	212,517	74,641	73.7

Fixed telephony ARPU (EUR) (cumulative YTD)	13.0	12.8	12.5	12.4	11.8	(4.2)
Pay TV ARPU (EUR) (cumulative YTD)	26.1	25.6	24.9	24.5	22.8	(7.5)
Broadband ARPU (EUR) (cumulative YTD)	18.8	18.1	17.4	17.3	17.1	(3.7)
Fixed data traffic (TB) (cumulative YTD) (2)	434,322	970,592	1,502,438	2,006,161	524,361	20.7

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change .
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

TELEFÓNICA PERÚ

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2018	2017	% Chg		% Organic Chg
Revenues	501	620	(19.3)		(9.0)
Mobile Business	257	335	(23.3)		(14.1)
Mobile service revenues	192	290	(33.7)		(13.1)
Data revenues	122	174	(29.4)		(19.8)
Handset revenues	65	45	43.8		(20.6)
Fixed Business	244	286	(14.6)		(3.0)
FBB and new services (1)	120	144	(16.3)		(4.9)
Pay TV	74	81	(8.0)		4.5
Voice & access revenues	49	61	(19.2)		(8.4)
OIBDA	98	156	(37.1)		(34.9)
OIBDA margin	19.6%	25.2%	(5.6	p.p.)	(7.2	p.p.)
CapEx	48	54	(11.7)		0.0
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	51	103	(50.5)		(53.1)

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	% Chg
Fixed telephony accesses (1)	2,455.0	2,458.2	2,471.9	2,491.2	2,498.6	1.8
Fixed wireless	84.6	84.9	85.4	85.8	84.6	0.0
Internet and data accesses	1,707.3	1,722.1	1,758.7	1,794.7	1,821.0	6.7
Broadband	1,676.8	1,691.9	1,728.2	1,763.4	1,789.7	6.7
FTTx/Cable	841.7	821.7	967.7	1,052.4	1,155.5	37.3
Mobile accesses	14,810.6	14,438.8	13,826.5	13,745.1	13,816.4	(6.7)
Prepay	9,429.8	9,397.5	9,073.7	9,049.4	9,093.0	(3.6)
Contract	5,380.9	5,041.3	4,752.7	4,695.7	4,723.5	(12.2)
M2M	82.9	82.1	92.7	108.5	112.4	35.6
Pay TV	1,297.4	1,309.3	1,326.2	1,366.3	1,411.0	8.8

Total Accesses	20,270.3	19,928.4	19,383.2	19,397.3	19,547.1	(3.6)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	% Chg
Contract percentage (%)	36.3%	34.9%	34.4%	34.2%	34.2%	(2.1	p.p.)
Smartphones (‘000)	8,130.0	8,283.6	8,291.3	8,246.5	8,230.3	1.2
Smartphone penetration (%)	55.5%	58.0%	60.7%	60.8%	60.4%	4.9	p.p.
LTE (‘000)	2,370.0	2,505.4	2,324.4	3,087.6	3,725.1	57.2
LTE penetration (%)	16.1%	17.5%	16.9%	22.6%	27.2%	11.1	p.p.
Mobile churn (quarterly)	5.3%	5.1%	5.5%	5.6%	5.8%	0.5	p.p.
Contract (1)	2.7%	3.1%	3.1%	3.3%	3.0%	0.3	p.p.
Mobile churn (cumulative YTD)	5.3%	5.2%	5.3%	5.3%	5.8%	0.5	p.p.
Contract (1)	2.7%	2.9%	3.0%	3.0%	3.0%	0.3	p.p.
Mobile ARPU (EUR)(cumulative YTD)	6.3	6.3	6.2	6.1	5.2	(5.5)
Prepay	2.1	2.0	2.1	2.0	1.8	(2.2)
Contract (1)	13.7	13.8	13.7	13.6	12.0	(0.8)
Mobile data traffic (TB) (cumulative YTD)	37,157	84,961	133,034	185,166	64,198	72.8

Fixed telephony ARPU (EUR) (cumulative YTD)	7.5	7.0	6.8	6.7	5.8	(11.7)
Pay TV ARPU (EUR) (cumulative YTD)	19.4	19.1	18.8	18.6	17.5	2.2
Broadband ARPU (EUR) (cumulative YTD)	15.6	15.1	14.7	14.3	12.6	(8.1)
Fixed data traffic (TB) (cumulative YTD) (2)	692,053	1,378,078	2,075,593	2,814,311	752,346	8.7

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

07

TELEFÓNICA HISPAM NORTE

(y-o-y changes in organic terms)

In the first quarter of 2018, the Company continued to focus on capturing value customers, with growth in mobile contract accesses, LTE, smartphones, fixed broadband and pay TV. The y-o-y change in revenues and OIBDA was affected by the change in termination rates in Mexico, nevertheless this was partially offset by the positive performance of operations in Ecuador and Central America.

Mobile accesses amounted to 67m in March (stable y-o-y), with outstanding contract net adds (197k vs. +163k accesses in the first quarter of 2017) that increased penetration over total accesses up to 15% (+1 p.p. y-o-y). LTE accesses rose by 78% y-o-y (23% penetration, +10 p.p. y-o-y).

In the fixed business, broadband accesses recorded quarterly net additions of 23k accesses (+11k accesses in the first quarter of 2017) leveraged on FTTx and cable (+41k connected in the quarter), reaching 0.8m premises passed. Pay TV accesses present a strong boost in net additions (+20k vs. +5k in the first quarter of 2017).

Revenues in the first quarter totalled €971m (-2.2% y-o-y), affected by the regulatory impact in Mexico partly offset by the positive performance in Ecuador (+8.1%) and Central America (+4.3%). Excluding the impact of regulation, revenues would have remained stable y-o-y. First quarter operating expenses amounted to €739m (stable y-o-y) as lower interconnection expenses (Colombia and Mexico) were offset by higher handset consumption (although below the increase in handset revenues).

OIBDA reached €258m in the quarter (-7.4% y-o-y), impacted by the regulation (-8.3 p.p.) OIBDA margin stood at 26.6% in the quarter (-1.5 p.p. y-o-y).

CapEx amounted to €53m in March (-54.2% y-o-y), and was mainly allocated towards improving and expanding fixed and mobile networks. Thus, operating cash flow (OIBDA-CapEx) amounted to €205m in the quarter (+26.4% y-o-y).

Telefónica Colombia posted solid y-o-y growth in mobile, fixed broadband and pay TV accesses, leveraged on the fibre rollout and 4G adoption. The operating cash flow increased by 42.2% y-o-y, despite the impact of regulation (i.e. decrease in national roaming and MVNO rates).

Mobile accesses amounted to 14.7m (+8% y-o-y) with net additions of 126k accesses in the quarter (-122k accesses in the first quarter of 2017). In contract, accesses grew by 2% y-o-y (-21k accesses in the quarter) affected by a higher migration from contract to prepay due to the Christmas campaign (2x1 promotion in contract handsets subsidised by suppliers, with no lock-in clause). Prepay accesses (+10% y-o-y) posted net additions of 146k accesses (-162k accesses in the first quarter of 2017), highlighting the positive performance of the “Todo en Uno” (“All-in-one”) and “Prepagada” (“Prepaid”) offers. Smartphones grew by 14% y-o-y (43% penetration, +2 p.p. y-o-y) and LTE accesses by 71% (32% penetration; +12 p.p. y-o-y) after reaching a 4G coverage of 58%.

Retail broadband accesses totalled 1.2m and increased by 25% y-o-y (positively impacted by the inclusion of the accesses from Telebucaramanga and Metrotel subsidiaries, that were consolidated in the fourth quarter of 2017). FTTx accesses (168k) multiplied by more than 5x y-o-y after connecting 41k new accesses in the quarter. Premises passed rose to 754k in March and connected homes with FTTH stand at 149k.

In Pay TV, it is worth highlighting the launch of “Movistar Series” in mid-March and the acceleration in accesses growth (+4% y-o-y) after recording the highest number of net additions over the last 7 quarters (+17k vs. +8k in the first quarter of 2017).

Revenues stood at €351m in the quarter and decreased by 0.9% y-o-y (-0.5% in the fourth quarter of 2017) impacted by regulatory effects (-0.9 p.p. in the y-o-y growth) and by lower revenues from handset sales (-5.6%). Mobile service revenues (€182m) grew by 0.8% y-o-y, driven by data revenues (+11.4%). Fixed business revenues (€137m) decreased by 2.0% y-o-y, affected by the decrease in voice and access revenues (-23.5%) which was mostly offset by the positive performance of broadband and new services revenues (+14.7%).

Operating expenses amounted to €245m in January-March, increasing by 1.3% y-o-y (+1.3% in the fourth quarter) on greater expenses in relation with the network deployment and on the change in the recognition of fixed equipment as OpEx (from CapEx); partially offset by the efficiency measures and the appreciation of the peso against the USD. Thus, OIBDA in January-March (€124m) decreased by 4.2% y-o-y (-3.3% in the fourth quarter; -2.2% excluding regulation). Moreover, a capital gain of €8m was recorder for tower sales in the quarter. OIBDA margin stood at 35.1% (-1.1 p.p. y-o-y).

CapEx for the first quarter was focused on the fibre network deployment and totalled €23m. It decreased by 59.2% y-o-y, due to the aforementioned change in the recognition of fixed equipment.

Telefónica México continued to post solid commercial results, and once again achieved positive net additions in contract and prepay, with a strong increase in commercial activity compared to the previous year, reflecting the improvements made in the distribution channel and due to the success of the commercial offering. The quarter’s financial results (y-o-y decrease in revenues and OIBDA of 5.4% and 28.1%, respectively) are affected by the reduction of the interconnection rates in non-dominant networks (0.113 pesos per minute since January 2018 vs. 0.191 pesos per minute in the first quarter of 2017) and by the re-initiation of payments to end calls on the dominant network (0.029 pesos per minute vs. no charge previously). Excluding regulatory effects, revenues and OIBDA would have grown 0.7% and 7.6% y-o-y respectively.

Mobile accesses decreased by 2% y-o-y on prepay (loss of accesses in the second and third quarter of 2017). However, positive net additions were achieved in both segments in the first quarter (+198k accesses vs. -900k in the first quarter of 2017). It is worth highlighting the robust contract net additions (+104k vs. +81k in the first quarter of 2017), as a consequence of the improvement an increase in the number of owned shops and the success of the “More for More” strategy. 4G coverage increased to 51%, boosting LTE accesses growth to 48% y-o-y (penetration of 22%, +8 p.p. y-o-y).

In fixed accesses, it is worth highlighting the commercial boost on “internet en el hogar” (“internet at home”), product that offers fixed broadband through the mobile infrastructure. After its launch in the fourth quarter of 2017 it reached 10k accesses in March.

Revenues stood at €277m and decreased by 5.4% y-o-y affected by regulatory impacts (+0.7% excluding this impact vs. +0.3% in the fourth quarter 2017). Outgoing revenues in prepay decreased by 3.5% y-o-y, partially offset by contract growth (+1.4%). Handset sales increased by 25.4% y-o-y, leveraged on a greater commercial activity (mainly in high-value segments) and on lower subsidy levels.

Operating expenses amounted to €240m and remained relatively stable (+0.2% y-o-y, -5.6% in the fourth quarter) due to the fact that the higher handset consumptions were offset by lower interconnection expenses (mainly lower international long-distance expenses). OIBDA totalled €41m and decreased by 28.1% y-o-y, affected by the regulatory impacts (+7.6% excluding regulation; +21.4% in the fourth quarter). OIBDA margin in the quarter reached 15.0% (-4.9 p.p. y-o-y).

CapEx amounted to €13m in March (-66.6% y-o-y), and was allocated to improving and expanding the network. Thus, operating cash flow (OIBDA-CapEx) increased by 34.8% y-o-y.

TELEFÓNICA HISPAM NORTE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March		% Chg
	2018	2017	reported	organic
Revenues	971	1,168	(16.8)	(2.2)
Telefónica Colombia	351	388	(9.3)	(0.9)
Telefónica Mexico	277	314	(11.9)	(5.4)
Telefónica Centroamérica	209	233	(10.6)	4.3
Telefónica Ecuador	126	135	(6.7)	8.1
Telefónica Venezuela	8	98	(91.6)	(75.1)
Others & eliminations	(0)	(1)	(47.7)	(41.5)

Service revenues	845	1,053	(19.7)	(4.6)
Telefónica Colombia	319	351	(9.0)	(0.4)
Telefónica Mexico	221	267	(17.2)	(10.9)
Telefónica Centroamérica	191	219	(12.6)	2.9
Telefónica Ecuador	106	122	(13.4)	1.3
Telefónica Venezuela	8	95	(91.4)	(74.6)
Others & eliminations	(0)	(1)	(48.3)	(34.0)

OIBDA	258	320	(19.1)	(7.4)
Telefónica Colombia	124	129	(4.5)	(4.2)
Telefónica Mexico	41	64	(35.7)	(28.1)
Telefónica Centroamérica	57	63	(10.4)	10.4
Telefónica Ecuador	36	41	(12.0)	1.7
Telefónica Venezuela	1	22	(95.4)	(86.4)
Others & eliminations	—	—	—	—

CapEx	53	134	(60.1)	(54.2)
Telefónica Colombia	23	60	(62.1)	(59.2)
Telefónica Mexico	13	43	(71.2)	(66.6)
Telefónica Centroamérica	11	20	(44.0)	(34.7)
Telefónica Ecuador	6	7	(16.1)	(3.2)
Telefónica Venezuela	1	3	(74.3)	(24.2)
Others & eliminations	—	—	—	—

Spectrum	—	4	—	—
Telefónica Colombia	—	—	—	—
Telefónica Mexico	—	4	—	—
Telefónica Centroamérica	—	—	—	—
Telefónica Ecuador	—	—	—	—
Telefónica Venezuela	—	—	—	—
Others & eliminations	—	—	—	—

OpCF (OIBDA-CapEx)	205	186	10.3	26.4
Telefónica Colombia	101	70	44.5	42.2
Telefónica Mexico	29	21	37.6	34.8
Telefónica Centroamérica	45	43	5.3	31.5
Telefónica Ecuador	30	33	(11.1)	2.8
Telefónica Venezuela	0	19	(99.1)	(97.5)
Others & eliminations	—	—	—	—

TELEFÓNICA HISPAM NORTE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2018	2017	reported		organic
Revenues	971	1,168	(16.8)		(2.2)
Mobile Business	799	967	(17.4)		(1.1)
Mobile service revenues	673	852	(21.0)		(4.1)
Data revenues	399	437	(8.8)		10.1
Handset revenues	126	115	9.7		19.8
Fixed Business	172	201	(14.3)		(6.8)
FBB and new services revenues (1)(2)	92	98	(5.6)		10.4
Pay TV revenues	22	26	(15.7)		2.0
Voice & access revenues (2)	59	78	(24.6)		(27.0)
Internal expenditure capitalized in fixed assets	12	12	5.2		12.1
Operating expenses	(739)	(867)	(14.7)		0.0
Supplies	(307)	(367)	(16.2)		(3.2)
Personnel expenses	(88)	(107)	(17.9)		(3.8)
Other operating expenses	(344)	(393)	(12.4)		4.2
Other net income (expense)	6	7	(18.5)		(9.8)
Gain (loss) on sale of fixed assets	9	(0)	c.s.		c.s.
Impairment of goodwill and other assets	—	—	—		—
Operating income before D&A (OIBDA)	258	320	(19.1)		(7.4)
OIBDA Margin	26.6%	27.4%	(0.8	p.p.)	(1.5	p.p.)
CapEx	53	134	(60.1)		(54.2)
Spectrum	—	4	—		—
OpCF (OIBDA-CapEx)	205	186	10.3		26.4

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-March 2018 period Telefónica uses a synthetic exchange rate of 256,571 Venezuelan bolivars fuertes per dollar at March 2018.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)	Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017. For organic comparative purposes, the results of these subsidiaries are included since 1 January 2017.

TELEFÓNICA HISPAM NORTE

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	% Chg
Final Clients Accesses	72,524.4	71,947.4	71,102.9	72,554.6	72,590.0	0.1
Fixed telephony accesses (1)(2)	3,539.7	3,450.6	3,327.8	3,554.7	3,478.3	(1.7)
Internet and data accesses (2)	1,006.9	999.9	1,003.0	1,229.2	1,253.1	24.5
Broadband	979.4	971.9	974.3	1,199.9	1,223.2	24.9
FTTx/Cable	33.4	54.6	86.5	126.8	167.7	401.9
Mobile accesses	66,989.6	66,515.0	65,790.4	66,788.6	66,857.0	(0.2)
Prepay	57,725.3	57,115.6	56,284.5	57,190.7	57,061.5	(1.1)
Contract	9,264.2	9,399.4	9,506.0	9,597.9	9,795.4	5.7
M2M	1,545.1	1,582.9	1,635.8	1,686.7	1,785.1	15.5
Pay TV	988.2	981.9	981.6	982.1	1,001.6	1.4

Total Acceses Hispam Norte	72,564.2	71,986.4	71,141.8	72,565.4	72,590.5	0.0

(1)	Includes fixed wireless and VoIP accesses.
(2)	Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	% Chg
Contract percentage (%)	13.8%	14.1%	14.4%	14.4%	14.7%	0.8	p.p.
Smartphones (‘000)	8,130.0	8,283.6	8,291.3	8,246.5	8,230.3	1.2
Smartphone penetration (%)	55.5%	58.0%	60.7%	60.8%	60.4%	4.9	p.p.
LTE (‘000)	8,280.3	9,426.0	11,336.8	13,626.0	14,761.5	78.3
LTE penetration (%)	12.7%	14.5%	17.7%	21.0%	22.7%	10.1	p.p.

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2018	2017	% Chg		% Organic Chg
Revenues	351	388	(9.3)		(0.9)
Mobile Business	214	243	(11.6)		(0.2)
Mobile service revenues	182	206	(11.4)		0.8
Data revenues	107	109	(2.1)		11.4
Handset revenues	32	37	(12.6)		(5.6)
Fixed Business	137	145	(5.5)		(2.0)
FBB and new services (1)(2)	74	73	1.9		14.7
Pay TV	21	23	(9.0)		2.7
Voice & access revenues (2)	42	49	(14.8)		(23.5)
OIBDA	124	129	(4.5)		(4.2)
OIBDA margin	35.1%	33.4%	1.8	p.p.	(1.1	p.p.)
CapEx	23	60	(62.1)		(59.2)
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	101	70	44.5		42.2

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)	Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017. For organic comparative purposes, the results of these subsidiaries are included since 1 January 2017.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	% Chg
Final Clients Accesses	16,471.3	16,610.7	16,964.5	17,940.1	18,116.5	10.0
Fixed telephony accesses (1)(2)	1,352.7	1,330.6	1,319.7	1,609.6	1,619.8	19.7
Internet and data accesses (2)	990.0	982.3	984.9	1,210.0	1,233.9	24.6
Broadband	976.8	969.1	971.5	1,196.4	1,220.2	24.9
FTTx	33.4	54.6	86.5	126.8	167.7	n.m.
Mobile accesses	13,603.0	13,768.6	14,130.1	14,590.6	14,716.1	8.2
Prepay	9,974.3	10,096.8	10,401.1	10,857.7	11,003.8	10.3
Contract	3,628.6	3,671.8	3,729.0	3,732.9	3,712.3	2.3
M2M	474.8	463.7	468.6	454.3	452.1	(4.8)
Pay TV	525.6	529.3	529.8	529.9	546.7	4.0

Total Accesses	16,471.8	16,611.2	16,965.0	17,940.5	18,117.0	10.0

(1)	Includes fixed wireless and VoIP accesses.
(2)	Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	% Chg
Contract percentage (%)	26.7%	26.7%	26.4%	25.6%	25.2%	(1.4	p.p.)
Smartphones (‘000)	5,324.1	5,477.0	5,761.4	5,977.1	6,069.0	14.0
Smartphone penetration (%)	41.1%	41.7%	42.7%	42.7%	42.9%	1.8	p.p.
LTE (‘000)	2,682.5	3,193.6	3,731.2	4,260.0	4,585.6	70.9
LTE penetration (%)	20.4%	24.0%	27.3%	30.1%	32.1%	11.7	p.p.
Mobile churn (quarterly)	4.2%	3.4%	2.9%	2.9%	3.4%	(0.8	p.p.)
Contract (1)	1.5%	1.6%	1.5%	1.7%	1.7%	0.1	p.p.
Mobile churn (cumulative YTD)	4.2%	3.8%	3.5%	3.3%	3.4%	(0.8	p.p.)
Contract (1)	1.5%	1.5%	1.5%	1.6%	1.7%	0.1	p.p.
Mobile ARPU (EUR)(cumulative YTD)	4.7	4.6	4.5	4.4	4.0	(5.4)
Prepay	1.2	1.2	1.2	1.2	1.1	(3.4)
Contract (1)	16.4	15.9	15.3	15.0	13.4	(7.7)
Mobile data traffic (TB) (cumulative YTD)	22,498	48,002	75,237	105,623	31,191	38.6

Fixed telephony ARPU (EUR) (cumulative YTD)	11.1	10.8	10.2	9.3	8.0	(18.6)
Pay TV ARPU (EUR) (cumulative YTD)	14.3	14.1	13.5	13.2	12.5	(1.9)
Broadband ARPU (EUR) (cumulative YTD)	11.0	11.1	10.9	10.3	10.6	8.7
Fixed data traffic (TB) (cumulative YTD) (2)	89,505	192,552	296,678	401,577	295,782	230.5

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic pertaining to FBB accesses, not Business customers.

TELEFÓNICA MÉXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2018	2017	% Chg		% Organic Chg
Revenues	277	314	(11.9)		(5.4)
Service revenues	221	267	(17.2)		(10.9)
Data revenues	133	111	20.0		27.9
Handset revenues	56	48	17.6		25.4
OIBDA	41	64	(35.7)		(28.1)
OIBDA margin	15.0%	20.5%	(5.5	p.p.)	(4.9	p.p.)
CapEx	13	43	(71.2)		(66.6)
Spectrum	—	4	—		—
OpCF (OIBDA-CapEx)	29	21	37.6		34.8

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	% Chg
Mobile accesses	25,657.9	25,277.7	24,539.2	25,070.9	25,269.3	(1.5)
Prepay	23,639.3	23,197.6	22,408.7	22,882.4	22,977.1	(2.8)
Contract	2,018.6	2,080.1	2,130.5	2,188.5	2,292.2	13.6
M2M	710.1	744.0	789.2	854.5	932.7	31.3
Fixed Wireless	974.4	924.2	849.5	808.4	750.6	(23.0)

Total Accesses	26,671.5	26,240.4	25,427.1	25,889.5	26,019.9	(2.4)

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	% Chg
Contract percentage (%)	7.9%	8.2%	8.7%	8.7%	9.1%	1.2	p.p.
Smartphones (‘000)	11,865.9	11,789.9	11,483.8	11,576.0	11,339.0	(4.4)
Smartphone penetration (%)	47.6%	48.1%	48.4%	47.9%	46.7%	(1.0	p.p.)
LTE (‘000)	3,658.0	4,035.0	4,309.6	5,111.2	5,427.6	48.4
LTE penetration (%)	14.7%	16.4%	18.1%	21.1%	22.3%	7.6	p.p.
Mobile churn (quarterly)	4.8%	3.9%	4.7%	3.7%	3.7%	(1.0	p.p.)
Contract (1)	2.1%	1.9%	2.2%	2.5%	2.0%	(0.1	p.p.)
Mobile churn (cumulative YTD)	4.8%	4.4%	4.5%	4.3%	3.7%	(1.0	p.p.)
Contract (1)	2.1%	1.7%	1.9%	2.1%	2.0%	(0.1	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	2.7	2.9	3.0	3.0	2.4	(6.1)
Prepay	2.3	2.4	2.5	2.5	1.9	(9.3)
Contract (1)	12.1	12.4	12.5	12.3	11.4	0.1
Mobile data traffic (TB) (cumulative YTD)	30,861	69,939	112,251	155,767	46,704	51.3

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.

08

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Acens Technologies	100.0
Telefónica Servicios Integrales de Distribución	100.0
DTS, Distribuidora de Televisión Digital	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	69.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPAM SUR
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Uruguay	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.1
TELEFÓNICA HISPAM NORTE
Telefónica Móviles México	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Costa Rica	100.0
Telefónica Colombia	67.5
Telefónica Móviles El Salvador	59.6
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
Telxius Telecom S.A.U	60.0
Telefónica Digital	100.0
China Unicom	0.6
BBVA	0.7
Prisa (1)	9.4

(1)	As of 20 February 2018, stake communicated to CNMV.

Changes to the Perimeter

During the January-March 2018 period, there had been no significant changes to the perimeter of consolidation.

Alternative performance measures

Information included in compliance with the ESMA Guidelines, 5 October 2015, on Alternative Performance Measures (APM), applicable to published regulated information from 3 July 2016.

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

The APM included in this report are: Operating Income Before Depreciation and Amortization, Net financial debt and Net financial debt plus commitments, leverage ratio, Free cash flow, Organic result and Underlying result.

Operating income before amortisation (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.

The detailed reconciliation of Telefónica Group’s OIBDA and Operating Income and each of its segments, can be found on this document (Telefónica Group and Segment P&Ls), as well as on the selected financial information contained on “https://www.telefonica.com/documents/162467/142176244/rdos18t1-data.zip”.

The OIBDA is also defined on the financial information published by the Group as of 31 December, 2017 (see particularly Note 2 and Note 5 of the Consolidated Annual Financial Statements of 2017).

Debt indicators

a)	Net financial debt and Net financial debt plus commitments

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Non-current payables and other non-current liabilities” and “Current payables and other current liabilities” (mainly corresponding to payables for deferred payment of radio spectrum that have a financial component). From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) Other current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Current receivables and other current assets” and “Non-current financial assets and other non-current assets” in our consolidated statement of financial position). The accounts included in the net financial debt calculation recorded in “Non-current payables and other non-current liabilities” or “Non-current financial assets and other non-currents assets” have a maturity beyond one year and a financial component. In “Current receivables and other current assets” we include the customer financing corresponding to the instalments for the next 12 months in connection with terminal sales for a period of more than one year, and “Non-current financial assets and other non-current assets” includes derivatives, instalments for the long term sales of terminals to customers and other long term financial assets.

We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.

The reconciliation of Telefónica Group’s gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus commitments at the end of March 2018 can be found on page 13 of this document and on the financial information contained on “https://www.telefonica.com/documents/162467/142176244/rdos18t1-data.zip”. Net financial debt is also defined on the financial information published by the Group as of 31st December, 2017 (see Note 2 of the Consolidated Annual Financial Statements of 2017).

b)	Leverage ratio

The leverage ratio is calculated as the ratio of net financial debt over OIBDA for the past 12 months, including or excluding the OIBDA of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.

The reconciliation of the leverage ratio can be found in the selected financial information contained on “https://www.telefonica.com/documents/162467/142176244/rdos18t1-data.zip”.

Free Cash Flow

The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.

We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders (which is why free cash flows do not consider payments to minority interests). The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/142176244/rdos18t1-data.zip”. Free cash flow is also defined in the financial information published by the Group as of 31st December, 2017 (see Note 2 of the Consolidated Annual Financial Statements of 2017).

Organic Result

Year-on-year changes referred to in this document as “organic” or presented “in organic terms” intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. “Organic” variations, provide useful information about the evolution of the business due to several factors:

•	They provide information on the organic performance of the Group’s operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.

•	Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term “organic” is not a term defined in IFRS, and the “organic” measures” included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “organic” variation 2018/2017 is defined as the reported variation adjusted by the following factors:

•	Assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period). For organic comparative purposes, this synthetic exchange rate has been fixed at 2,091 VEF/USD at the end of March 2017.

•	Considers a constant perimeter of consolidation.

•	Excludes in 2018 the impact of IFRS 15 accounting change.

•	At OIBDA and Operating cash flow levels, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and non-recurrent material impacts.

•	CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and operating cash flow can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/142176244/rdos18t1-data.zip”.

The Management Report contained in the Consolidated Financial Statements for the period ended 31st December, 2017 of Telefónica Group also includes the description of the adjustments for the calculation of the organic variations.

Underlying Result

“Underlying” results or results in “underlying” terms and year-on-year changes referred to in this document as “underlying” or presented “in underlying terms” intend to present a comparison with the adjustment of certain factors which distort the year-on-year comparison of the business performance. Unlike the organic result, no exchange rate or perimeter adjustments are made to the underlying result. Likewise, the underlying result is calculated up to net income, while organic variations are calculated up to the Operating Cash Flow (OIBDA - CapEx). The “underlying” result and variations, provide useful information for the company and market agents because:

•	They provide additional information on the underlying performance of the Group’s operations in the different markets, removing the impact of certain factors which distort the year-on-year comparison, as they are specific to a certain moment and not associated with the ordinary performance of the business, and facilitate the underlying analysis of the business.

•	The inclusion of the business underlying performance is used both internally and by the various agents in the market to perform consistent monitoring of trends and operating performance of the business; this data also facilitates the comparison between the business performance of Telefónica and that of other operators, although the term “underlying” is not a term defined in IFRS, and the “underlying” measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “underlying” variation 2018/2017 is defined as the reported variation as adjusted by the following factors:

•	Venezuela January-March 2017 results are converted at the closing synthetic exchange rate fixed at 2,091 VEF/USD at the end of March 2017.

•	Excludes in 2018 the impact of IFRS 15 accounting change.

•	At OIBDA level, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and material non-recurrent impacts.

•	At net income level, amortisation of assets from purchase price allocation processes is also excluded.

Reconciliation between reported data and OIBDA underlying figures and net can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/142176244/rdos18t1-data.zip”.

DISCLAIMER

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information related to APM used in the present document are included in our consolidated financial statements and consolidated management report for the year 2017 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 283, of the .pdf filed. Recipients of this document are invited to read it.

Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

Investor Relations

Distrito Telefónica - Ronda de la Comunicación, s/n

28050 Madrid (Spain)

Telephone: +34 91 482 87 00

Pablo Eguirón (pablo.eguiron@telefonica.com)

Isabel Beltrán (i.beltran@telefonica.com)

Christian Kern (christian.kern@telefonica.com)

ir@telefonica.com

www.telefonica.com/shareholders&investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 26, 2018	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Chief Finance and Control Officer